Registrant is submitting this draft registration statement confidentially as an

“emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on October 13, 2023

Registration No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DIAMIR BIOSCIENCES CORP.

(Name of registrant as specified in its charter)

Delaware	2835	27-1523595
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11 Deer Park Drive, Suite 102G

Monmouth Junction, NJ 08852

Tel: 732-823-1143

Fax: 732-823-1497

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Copies to:

Hunter Taubman Fischer & Li LLC

950 Third Avenue, 19th Floor

New York, NY 10022

Approximate date of proposed sale to the public:

As soon as practicable after the effective date of the registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC” or “Commission”), acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED October 13, 2023

PROSPECTUS

[   ] Units, Each Consist of 1 Share of Common Stock and 1 Series A Warrant

DIAMIR BIOSCIENCES CORP.

Emerging Growth Company

This prospectus relates to an initial offering of up to [  ] units (the “Offering”), consisting of [  ] shares of common stock, $0.001 par value, and [  ] shares of common stock issuable upon exercise of Series A Warrants (the “Warrant Shares”) of DiamiR Biosciences Corp., a Delaware corporation (the “Company”) (collectively, the “Share(s)”). Each unit consists of one share of common stock and one Series A Warrant to purchase shares of our common stock.

The Offering is being conducted on a self-underwritten, no minimum best efforts basis, which means that our management and/or controlling shareholder will attempt to sell the Shares pursuant to this Prospectus directly to the public, with no commission or other remuneration payable to them for any Shares they may sell, and that we are not required to achieve a minimum amount of the offering in order to close it. In offering the Shares on our behalf, management and controlling shareholder will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Shares will be offered at a fixed price of $[ ] per share from the effective date of this prospectus until the earlier of (i) the date when our Board of Directors decides to terminate it, or (ii) when the Offering is fully subscribed for.

We are not currently listed. We intend to apply for listing of our common stock on the NASDAQ Stock Market.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an emerging growth company as defined in Section 2(a)(19) of the Securities Act and Section 3(a)(80) of the Exchange Act.

An investment in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning at page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 13, 2023

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus. Information contained in this prospectus or in our other public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective filing dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

Unless otherwise indicated, in this prospectus, for periods following the Share Exchange, references to “we,” “our,” “us,” the “Company” or the “Registrant” refer to DiamiR Biosciences Corp, a Delaware corporation, and its wholly-owned subsidiary DiamiR, LLC a private Nevada limited liability company.

i

PROSPECTUS SUMMARY

The following summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the information discussed in the section titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus.

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) was incorporated in Delaware on June 16, 2014 and is headquartered in Monmouth Junction, New Jersey. The Company operates through its wholly-owned operating subsidiary, DiamiR, LLC (the “Subsidiary”) that was incorporated as a limited liability company in Delaware on September 17, 2009. We are a development stage company and currently pre-revenue.

On October 1, 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of the Company’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of the Company. The Share Exchange is recognized as a combination of entities under common control as both DiamiR, LLC and the Company have been controlled before and after the transaction by the same shareholders. As such, the financial statements and financial information contained in this filing for prior years has been retrospectively adjusted as if the Share Exchange had occurred at the beginning of the earliest period presented.

Our Company and Business

Operating through the Subsidiary, we are a molecular diagnostics company initially focused on the development and commercialization of innovative blood-based tests for detection and monitoring of Mild Cognitive Impairment (MCI), Alzheimer’s disease (AD), Parkinson’s disease (PD), and other neurodegenerative diseases (NDs). The proprietary technology we developed is based on quantitative analysis of “organ-enriched”, i.e. present at higher concentration in specific organs or tissues, microRNAs (miRNAs) in plasma. We believe that the technology can also be applied to disease areas beyond NDs. These projects include a test for a rare neurological and developmental disorder Rett syndrome which is being clinically validated in 2H 2023, and cancer and inflammatory disorders, where the Company’s work is at an early stage. The tests being developed at the Company are currently not commercially available.

1

While launching a lab-developed test (LDT) is our primary goal, we believe that providing testing services for pharma and biotech companies involved in the development of therapeutic treatments for MCI and AD will allow us to generate near term revenues, improve our test performance characteristics and potentially allow us to offer our test as a companion diagnostic.

miRNAs as biomarkers. miRNAs are a class of 21-23 bp, short non-coding functional RNA molecules modulating target and regulate protein production. miRNAs may be enriched in certain organs (e.g., brain, liver, lung), tissues or organ regions (e.g. hippocampus, midbrain), cell types (e.g. neurons), and cellular compartments (e.g. synapses and neurites). miRNAs can cross the blood-brain barrier and appear in the bloodstream. These properties of brain-enriched miRNAs make them powerful and patient friendly biomarkers of brain health and other ND conditions. miRNAs are quantified, from plasma, using established RT-qPCR technology and their expression patterns can be used to develop testing algorithms to assig risk of progression to individual patients.

High need for early detection of MCI and AD. According to Alzheimer’s Association Report: 2023 Alzheimer’s Disease Facts and Figures (https://www.alz.org/media/documents/alzheimers-facts-and-figures.pdf), 6.7M Americans over age 65 currently have AD; someone in the US develops AD every 67 seconds. In 2021, total cost of care for Alzheimer’s disease or other dementias are estimated at $321 billion (not including unpaid caregiving). AD dementia is typically preceded by 10-20 years of the disease development in the brain, initially without clinical symptoms (pre-symptomatic AD), and then subsequently manifested as MCI, which itself is a precursor to AD-associate dementia. Detailed analyses of failed clinical trials of anti-AD therapies suggest that therapeutic benefit is mostly seen in the sub-groups of patients with MCI and/or moderate AD. Thus, there is a critical need for the development of methods for early AD detection. Because cognitive testing cannot reliably identify patients in pre-symptomatic stages of AD, effective biomarkers are now viewed as necessary targets for successful patient enrollment into clinical trials and treatment monitoring. Over the past 15 years, blood protein markers have been accepted as valid diagnostic markers for MCI and AD and recently have shown utility as surrogates for disease monitoring and therapeutic response measurements.

Biomarker signatures for detection of NDs. We are working on developing a comprehensive portfolio of tests for early and specific detection of neurodegenerative diseases. Our primary testing platform targets brain enriched microRNAs; however, we may add blood protein biomarkers and mutational markers to our test overtime. We have completed several studies in independent cohorts of samples and in collaborations with academic centers. The data generated to date indicate that our approach allows detecting and differentiating neurodegenerative disorders clinically meaningful accuracy. A non-invasive test with such accuracy will be a valuable tool for screening patients and will satisfy a high medical need currently unmet by existing testing options. The first test in our pipeline, CogniMIR® is being developed to define risk of MCI, a heterogeneous condition characteristic of early stages of many NDs, including AD.

Product development strategy: Our goals around our development efforts for CogniMIR® include, but are not limited to:

●	Blood collection optimization: These efforts focus on optimizing collection ease of use, reduce sample failure rates, improve diagnostic yield and support uptake our product upon commercial launch
●	Classier and algorithm development: We have incorporated Machine Leaning (ML) and Artificial Intelligence (AI) tools into our test development efforts to optimize test performance and will continue to use these tools to improve our predictive modeling and biological signature development efforts.
●	We plan to develop CogniMIR® for detection of MCI as our first LDT to be validated in our New Haven CT, CLIA certified, CAP accredited laboratory. An LDT is an in vitro diagnostic test that is designed, manufactured and performed within a single laboratory. The development of the lab-developed test will include custom assay design, transfer of the assay to the CLIA-certified laboratory, validation of the test system, including accuracy and replicability of the test. Our estimate is that the once our risk classifier is trained and the test is analytically validated according to CLIA/CAP requirements, the clinical validation of CogniMIR® will take 9 to 12 months.
●	Maintain our CLIA, CAP and other state licenses for our New Haven CT laboratory.
●	Expand our laboratory throughput and add additional testing platforms to our existing menu.
●	Initiate a clinical validation study in late 2023 from samples that have already been collected and are available to us from our freezer stock.
●	Implement a robust commercial and publication strategy focused on securing coverage form Medicare and private insurance payors.

2

Pipeline beyond neurodegeneration. We believe our technology is robust and applicable to early detection of pathology in different organs, not only in the brain, and enables a novel approach to screening, which we named Universal Screening Test (UST), whereby a battery of screening tests relying on organ-enriched miRNAs detect the presence of pathology in a given organ. We conducted preliminary proof-of-concept studies and demonstrated that organ-enriched miRNAs can be used to detect and differentiate different diseases affecting pulmonary and gastrointestinal systems, including early-stage cancers. We will conduct larger proof of concept studies to validate these initial findings.

Intellectual property. In February 2014 United States Patent and Trademark Office (USPTO) issued U.S. Patent entitled “Methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.” Additionally, we have filed four families of pending patent applications to cover specific applications of our technology and broader screening applications. We have a total of 51 issued patents in the US and worldwide.

Peer reviewed publications, presentations, grants and awards. During the last 12 years we published a number of peer-reviewed papers describing our technology for identification of miRNA biomarker pairs. The results obtained by DiamiR scientists have been reported at several conferences, the most recent of which includes Child Neurology Society, October 2023, Vancouver, Canada; Rett Syndrome Foundation Research Trust Conference, September 2023, Boston MA; and Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands. Our most recent paper titled Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment was published the in-peer review journal Diagnostics, in June 2023 (Diagnostics 2023, 13, 2170. https://doi.org/10.3390/ diagnostics13132170).

Historically, our studies have been supported by grants from National Institutes of Health and private foundations such as Alzheimer’s Drug Discovery Foundation, The Michael J. Fox Foundation for Parkinson’s Research, and Rett Syndrome Research Trust.

Clinical research collaborations. We have established collaborative relationships with leading clinical research organizations in the area of NDs, including but not limited to: Roskamp Institute Memory Center, Washington University Alzheimer’s Disease Research Center, Center for Neurodegenerative Disease Research at University of Pennsylvania, Alzheimer’s Disease Cooperative Study at University of California, San Diego, Alzheimer’s Therapeutic Research Institute of University of Southern California, Brain Health Imaging Institute of Weill Cornell Medicine, Tri-State Rett Syndrome Center at Montefiore Medical Center, and New York Blood Center, Inc.

Market and competition. Initially, CogniMIR® if successfully developed and launched, will be used to facilitate selection of early-stage patients for clinical trials. The development of methods to recruit better-defined (e.g. high risk) patients in drug trials represents a significant and rapidly growing business opportunity. According to clinicaltrials.gov, currently, more than 220 clinical trials on MCI / AD are being conducted in the US; average number of patients per trial is 220; typically, 2 to 5 patients are screened to enroll 1 patient into a trial. We are confident that our miRNA panel, in combination with blood protein markers can be used as surrogates for treatment response, disease monitoring and ND differentiation.

Once reimbursement with Medicare and private payers is in place, we plan to offer CogniMIR® as a clinical test.

Testing for AD is typically performed via imaging or biomarker testing. A number of biotech companies and academic groups are working towards developing biomarker tests for early detection of AD. Based on the information available at the time of this prospectus, we are currently not aware of any miRNA blood-based tests for early detection of AD on the market.

Regulations. The Company plans to launch CogniMIR® as an LDT, which will be developed under regulations by the Centers for CMS, through standards set by the Clinical Laboratory Improvement Amendments (CLIA).

3

The U.S. Food and Drug Administration (FDA), to date, has generally not exercised its authority to actively regulate the development and use of laboratory developed tests (LDTs). On 29 September 2023, FDA proposed a rule that would start to phase out its LDT enforcement discretion policy from the 1970s by explicitly stating LDTs are medical devices and listing instances when the test manufacturer is a laboratory.

The agency argues that its enforcement discretion policy was instituted at a time when LDTs were created for simple tests for low-risk conditions. Since then, the tests have become more complex and are used to diagnose serious diseases while relying on high-tech instrumentation and software and are manufactured in large volumes. The agency said it plans to phase out its enforcement discretion to avoid disruptions to the testing market.

That means LDTs would need to meet the same regulatory requirements as other IVDs unless they meet certain Clinical Laboratory Improvement Amendments (CLIA) requirements. FDA is proposing to phase out its enforcement discretion in five stages and over five years. The first stage would require LDT manufacturers to start complying with medical device reporting, correction and product removal reporting requirements within a year of the rule being finalized. By the fourth stage, manufacturers of high-risk LDTs would be required to follow quality system (QS) requirements and comply with premarket review requirements within three and a half years or by 1 October 2027. In the fifth stage, low- to moderate-risk LDT manufacturers will have four years to comply with the same requirements and ensure they comply by 1 April 2028.

It could take a significant amount of time for FDA to go through what could be a large volume of public comments on the proposed rule, offer a final rule, and have that cleared by the Office of Management and Budget (OMB) before it is implemented. While that is happening, Congressional leaders may ultimately pass the VALID Act that would make the proposed LDT rule moot, according to FDA officials.

As it is currently proposed, the VALID Act would create a new regulatory framework for IVDs because they would no longer be considered medical devices but diagnostic devices. However, VALID act is under review in the US Congress and may introduce new regulatory requirements for Labs. See “Business – Regulations.”

Our strategy. Our objective is to transform the care of patients with NDs and other diseases by developing and commercializing innovative cost-effective, non-invasive, blood-based tests for early detection and monitoring of disease pathologies. We believe that miRNA are the ideal diagnostic targets for this approach and our expertise in miRNA gives us a advantage in executing of this strategy.

Recent Events

On October 6, 2023, Dr Kira Sheinerman, DiamiR’s co-founder and Executive Director, invested $100,000 through a promissory note.

In October 2023, our patent application “METHODS OF USING miRNAs FROM BODILY FLUIDS FOR DETECTION AND MONITORING OF PARKINSON’S DISEASE (PD)” (N°: 2.931.082) was allowed in Canada.

Corporate Information

Our principal executive office is located at 11 Deer Park Drive, Suite 102G, Monmouth, NJ 08852 Our telephone number at our principal executive office is 203-570-8275. Our corporate website is www.diamirbio.com. The information on our corporate website is not part of, and is not incorporated by reference into, this prospectus.

4

Summary of the Offering

This Offering relates to the offer and sale of our common stock.

Issuer	DiamiR Biosciences Corp.

Form of the Offering	[ ] Units, each consisting of 1 share of Common Stock and 1 Series A Warrant to purchase shares of Common Stock.

Common stock outstanding as of [ ], 2023	[ ]

Shares of common stock outstanding following the Offering:	[ ]

Amount of the Offering	$[ ]

Minimum Purchase	Not applicable. This Offering is being conducted on a self-underwritten, no minimum best efforts basis.

Offering Period and Expiration Date	This offering will start on the date that this registration statement is declared effective by the SEC and terminate on the earlier of (i) the date when the sale of all [ ] shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all [ ] shares registered under the Registration Statement.

Use of proceeds	We intend to use proceeds from the Offering for working capital, support development and launch of our first test, CogniMIR® , and other LDTs under CLIA guidelines, marketing and sales, and establish or acquire DiamiR’s CLIA lab capabilities and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	An investment in our common stock is speculative and involves substantial risks. You should read the “Risk Factors” section beginning on page 6 of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our common stock.

Plan of Distribution	The shares of common stock covered by this prospectus may be sold by us in the manner described under “Plan of Distribution.”

Stock Symbol	We are not currently listed on any exchange.

5

RISK FACTORS

Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described below, as well as the other cautionary statements and risks described elsewhere and the other information contained in this Report and in our other filings with the SEC. We operate in a rapidly changing environment that involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these known or unknown risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.070 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our Common Stock less attractive if we choose to rely on these exemptions. If some investors find our Common Stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

We are a smaller reporting company   , and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and we have a public float of less than $250 million and annual revenues of less than $100 million during our most recently completed fiscal year. In the event that we are still considered a smaller reporting company at such time as we cease being an “emerging growth company,” we will be required to provide additional disclosure in our SEC filings. However, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports and in a registration statement under the Exchange Act on Form 10. Decreased disclosures in our SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze our results of operations and financial prospects.

We have a limited operating history, which makes it difficult to predict future prospects and financial performance.

Substantially all of our operations are conducted through our wholly-owned subsidiary, DiamiR LLC, which started operation in September 2009; however; we have only been operating as a consolidated company since October 1, 2014. Due to this limited operating history, it may be difficult to evaluate our business prospects and future financial performance. There can be no assurance that we can maintain our profitability. As of the date of this filing, we have not yet generated revenues. Further, our future operating results depend upon a number of factors, including our ability to manage our growth, retain our customer base and to successfully identify and respond to emerging trends in our market areas.

Risks Related to Our Business

Although our acquired business has been in existence since 2009, our newly formed combined entity has a limited operating history on which to evaluate our business or base an investment decision.

Our business prospects are difficult to predict because of our limited operating history, early stage of development and unproven business strategy. There is no guarantee that our combined services will be able to generate any significant revenues. We face numerous risks and uncertainties in the competitive markets. In particular, we have not proven that we can:

●	maintain relationships with key customers and strategic partners that will be necessary to optimize the market value of our products and services;
●	raise sufficient capital in the public and/or private markets; or
●	respond effectively to competitive pressures.

If we are unable to accomplish these goals, our business is unlikely to succeed and you should consider our prospects in light of these risks, challenges and uncertainties.

6

There is substantial doubt about our ability to continue as a going concern.

Our auditors have indicated in their audit opinion there is substantial doubt as to our ability to continue as a going concern in their audit report on our audited financial statements for the year ended May 31, 2023. Since our inception in December 2009, our operations have been funded through capital contributions of our founders as well as grant funding received through the government agencies and a private foundation. Management believes this capital is insufficient to fund our operations for the next twelve months, and does not anticipate that our existing working capital alone will be sufficient to fund our operations through the successful development and commercialization of products. As a result, we will need additional capital to fund our operations and continue to conduct activities to support our product development and commercialization activities. Our failure to raise additional funds may require us to suspend or cease our activities altogether which could result in the loss of your investment.

If we fail to raise additional capital, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. To date, our operations have been funded entirely from the proceeds from equity financings, loans from shareholders or grants. We expect to require substantial additional capital in the near future to develop and market new products, services and technologies. Based on our current cash position and without additional financing, the net proceeds we may receive pursuant to the Offering are expected only to provide us with working capital to maintain our current level of operations through the next few years.

We believe that after being a public company the Company we will require a substantial amount of capital to fund the costs associated with our financing activities, SEC reporting, legal and accounting expenses, other general and administrative expenses, and regulatory compliance, as well as funds for the expenses for research and development (“R&D), and compensation of executive management and our employees. These projected operating expenses are based solely on our rough estimates and does not include any extraordinary items or expenditures, which may be incurred from time to time during the course of our business.

Accordingly, if we do not receive additional financing in the future we may be unable to carry out our full business plan. We currently do not have commitments for financing to meet our expected needs and we may not be able to obtain additional financing on terms acceptable to us, or at all. Even if we obtain financing for our near term operations and product development, we expect that we will require additional capital beyond the near term. If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations.

If we borrow money to expand our business, the likelihood that investors may lose some or all of their investment may increase.

We anticipate that we may incur debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. If we receive debt financing, it will have priority in any liquidation over the claims of holders of our stockholders, which could increase the risk of loss of your investment in our common stock. In addition, our payment obligations with respect to any indebtedness could divert funds away from operations, marketing and product development efforts.

The ongoing uncertainty in global economic conditions may negatively impact our business, operating results or financial condition.

The continuing unfavorable global economic conditions and uncertainty have caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy and extreme volatility in credit, equity and fixed income markets. These macroeconomic conditions could negatively affect our business, operating results or financial condition in a number of ways. For example, current or potential clients may be unable to fund software purchases, which could cause them to delay, decrease or cancel purchases of our products and services or to not pay us or to delay paying us for previously purchased products and services. Our clients may cease business operations or conduct business on a greatly reduced basis.

7

We face significant, evolving competition which, if we fail to properly address, could adversely affect our business, results of operations, financial condition and price of our stock.

The markets for molecular diagnostics are intensely competitive, and we face significant competition from a number of different sources. Several of our competitors have substantially greater name recognition and financial, technical, product development and marketing resources than we do. There has been significant merger and acquisition activity among a number of our competitors in recent years. Transaction induced pressures, or other related factors may result in negative market dynamics that could adversely affect our business, results of operations, financial condition and price of our stock.

We compete in all of our markets with other major molecular diagnostics companies. Competitive pressures and other factors, such as new product introductions by us or our competitors, may result in price or market share erosion that could adversely affect our business, results of operations and financial condition. Also, there can be no assurance that our products will achieve broad market acceptance or will successfully compete with other similar products available in the market.

We may engage in future acquisitions, which may be expensive and time consuming and from which we may not realize anticipated benefits.

We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products are likely to serve our strategic goals. The specific risks we may encounter in these types of transactions include but are not limited to the following:

●	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;

●	using cash as acquisition currency may adversely affect interest or investment income, which may in turn adversely affect our earnings and /or earnings per share;

●	difficulty in fully or effectively integrating any acquired technologies or software products into our current products and technologies, which would prevent us from realizing the intended benefits of the acquisition;

●	difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;

●	the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;

●	the possibility that staff or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;

●	the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;

●	difficulty in entering geographic and business markets in which we have no or limited prior experience;

●	difficulty in integrating acquired operations due to geographical distance and language and cultural differences; and

●	the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant.

A failure to successfully integrate acquired businesses or technology could, for any of these reasons, have an adverse effect on our financial condition and results of operations.

8

Our operations are dependent upon our key personnel. If such personnel were to leave unexpectedly, we may not be able to execute our business plan.

Our future performance depends in significant part upon the continued service of our key scientists and senior management personnel, many of whom have been with us for a significant period of time. These personnel have acquired specialized knowledge and skills with respect to our business. Because we have a relatively small number of employees when compared to other leading companies in our industry, our dependence on maintaining our relationships with key employees is particularly significant. We are also dependent on our ability to attract high quality personnel, particularly in the areas of sales and applications development.

The industry in which we operate is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us. Loss of services of key employees could have an adverse effect on our business, results of operations and financial condition. Furthermore, we may need to grant additional equity incentives to key employees and provide other forms of incentive compensation to attract and retain such key personnel. Equity incentives may be dilutive to our per share financial performance. Failure to provide such types of incentive compensation could jeopardize our recruitment and retention capabilities.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and any potential stock exchange listing requirements, has imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements and any new requirements that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may impose on public companies. Moreover, these rules and regulations, along with compliance with accounting principles and regulatory interpretations of such principles, have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees, or as executive officers. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting and financial knowledge. We estimate the additional costs we expect to incur as a result of being a public company to be approximately $500,000 annually, but we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Additionally, if we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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As a public company, we will have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that the measures we will take to remediate identified material weaknesses will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements, and have other adverse consequences.

Prior to this Registration Statement going effective, DiamiR operated as a private company with limited accounting personnel and other resources with which to address its internal controls and procedures. Following the effectiveness of this Registration Statement, DiamiR is a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that DiamiR include a report from management on DiamiR’s internal control over financial reporting in its annual report on Form 10-K beginning with its annual report for the fiscal year ending May 31, 2024. In addition, if DiamiR ceases to be an “emerging growth company,” DiamiR’s independent registered public accounting firm must attest to and report on the effectiveness of DiamiR’s internal control over financial reporting.  Although we believe our current systems and internal controls are sufficient to ensure that our financial reporting is accurate at this stage of our operations, they will need to be updated and refined to meet the level of control required of a public company.

In connection with the audits of our financial statements for the years ended May 31, 2023 and 2022, material weaknesses in our internal control over financial reporting were identified in relation to our lack of in-house expertise related to U.S. GAAP, as well as the absence of comprehensive written control policies, or an internal audit function to ensure our internal controls are properly designed and implemented.  At our present state of development, we currently lack the resources necessary to put in place such controls and procedures or to effectively monitor certain functions related to our controls and procedures.  To date, we have relied on third-party consultants to supplement our financial reporting and controls and procedures.  Following our initial public offering, we plan to devote additional resources and to hire additional personnel who are qualified with regard to U.S. GAAP in order to remediate the material weaknesses discussed herein.

Given that we operated as a private company prior to the effectiveness of this Registration Statement, we did not have the necessary formalized processes to effectively implement review controls within our internal control over financial reporting.

If we fail to implement any required improvements to address any material weaknesses in our internal control over financial reporting, such material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Risks Related to Our Products and Service

If researchers, clinicians and healthcare administrators do not adopt our screening and diagnostic products, we will not achieve future sales growth.

New products frequently are subject of slow adoption by healthcare specialists partly due to perceived liability risks and the uncertainty of third-party reimbursement. It is critical to the success of our future sales growth that we continue to work with key opinions leaders in the field, educate healthcare specialists about CogniMIR® and other assays in development, and demonstrate the clinical utility of our technology.

New product development and clinical validation involves a lengthy and complex process and we may be unable to commercialize CogniMIR® or any other products we may develop on a timely basis, or at all.

It takes significant time to fully develop and commercialize CogniMIR® for risk of early neurodegeneration, and therefore its launch may be delayed or may not be successful. There can be no assurance that CogniMIR® will be successful in the risk assessment of Mild Cognitive Impairment and early Alzheimer’s disease for a variety of technical and market reasons. Our other molecular diagnostic products, which are currently in various stages of early development, will take time to develop and commercialize, if we are able to commercialize them at all. Prior to commercializing any new products, we will need to conduct substantial research and development, including validation studies. Our product development efforts involve a high degree of risk and may fail for many reasons, including failure to demonstrate the clinical utility of the product. As we develop products, we will have to make significant investments in product development and marketing resources. In addition, competitors may develop and commercialize competing products faster than we are able to do so. If we are unable to commercialize CogniMIR® , we may not be able to carry out our business.

Our research and development efforts will be hindered if we are not able to acquire or contract with third parties for access to additional plasma samples.

Our test development relies on our ability to secure access to independent cohorts of plasma samples and related clinical data. Our studies focused on research, development and validation of our future products rely on access to single samples from multiple donors as well as multiple samples from the same donor over a period of time. Furthermore, we seek access not only to archived samples but also to samples collected in prospective studies, which take a long time. Negotiating access to archived and prospectively collected donor samples and clinical data is typically a lengthy process involving several parties and approvals necessary to resolve complex issues such as research objectives and parameters, institutional review board approval, donor consent and privacy rights, publication rights, and intellectual property ownership. If we are not able to acquire or negotiate access to archived and prospectively collected donor plasma samples and related clinical data with source organizations, or if our competitors secure access to these samples before us, our ability to conduct studies to develop, validate and commercialize future tests will be limited or delayed.

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If we cannot enter into and maintain new clinical collaborations, our efforts to commercialize CogniMIR® and our development of other products could be delayed.

We currently have several ongoing collaborations with highly regarded academic institutions in the NDs field. Our success in the future may depend in part on our ability to enter into agreements with other leading institutions in the NDs field. In the process of seeking clinical collaborations in the future we expect to engage in discussions with third parties, which may or may not lead to collaborations.

If our clinical tests do not perform as expected in our validation studies, we may not be able to achieve widespread market adoption among physicians, which would cause our operating results, reputation, and business to suffer.

There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue in our planned clinical validation studies. As a result, the failure of our products to perform as expected would significantly impair our operating results and our reputation. We may be subject to legal claims arising from any defects or errors in our clinical services tests.

Our ability to commercialize the diagnostic products that we develop is dependent on our relationships with laboratory services providers and support of our products.

We rely on third-party laboratory services providers to draw the donor blood samples and prepare plasma in accordance with our protocol. The Company’s business will suffer if these service providers do not support CogniMIR® or the other products that we may develop. A lack of acceptance of our products by these service providers could result in lower test volume. Our business may suffer from the repetition of the process and increased costs.

We may use third party collaborators to help us develop, validate or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.

We may pursue strategic collaborations for the development, validation and commercialization of any new diagnostic products we may develop. In any future third party collaboration, we may be dependent upon our collaborators performing their responsibilities and their cooperation. We cannot control the amount of time and effort our collaborators will devote to performing their responsibilities under our agreements with them. The development, validation and commercialization of our potential products may be delayed if collaborators fail to fulfill their responsibilities in a timely manner or in accordance with regulatory requirements or if they breach or terminate their collaboration agreements with us. In addition, a failure by third parties to perform their obligations in compliance with regulatory requirements may cause our development, validation or commercialization of new products to fail to meet regulatory requirements, which may require the Company to repeat the process. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our future products. Furthermore, disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

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If we cannot enter into new clinical study collaborations, our product development and subsequent commercialization could be delayed.

Historically, we have entered into clinical study collaborations with academic and medical institutions for access to clinical samples and expertise related to our tests and services, and our success in the future depends in part on our ability to enter into additional collaborations with highly regarded institutions. This can be difficult due to internal and external constraints placed on these organizations, and on occasion our key contact may leave the organization. Some organizations may limit the number of collaborations they have with any one company so as to not be perceived as biased or conflicted. Organizations may also have insufficient administrative and related infrastructure to enable collaboration with many companies at once, which can extend the time it takes to develop, negotiate and implement a collaboration. Moreover, it may take longer to obtain the samples we need which could delay our trials, publications, and product launches and reimbursement. Additionally, organizations often insist on retaining the rights to publish the clinical data resulting from the collaboration. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for our diagnostic tests, and our inability to control when and if results are published may delay or limit our ability to derive sufficient revenue from them.

If we are unable to identify collaborators willing to work with us to conduct clinical utility studies, or the results of those studies do not demonstrate that a molecular diagnostic test do not impact patient treatment or physician behavior, commercial adoption of such test may be slow, which would negatively impact our business.

Clinical utility studies are designed to show the impact of the molecular diagnostic test results on patient care and management. Clinical utility studies are typically performed with collaborating physicians at medical centers and hospitals, and generally result in peer-reviewed publications. Sales and marketing representatives use these publications to demonstrate to customers how to use a molecular diagnostic clinical test, as well as why they should use it. These publications are also used with payers to obtain coverage for a molecular diagnostic test, helping to assure there is appropriate reimbursement. We will need to conduct additional studies for our molecular diagnostic tests and other diagnostic tests we plan to introduce, to increase the market adoption and obtain coverage and adequate reimbursement. Should we not be able to perform these studies, should the costs or length of time required for these studies exceed their value, or should their results not provide clinically meaningful data and value for oncologists and other physicians, adoption of our molecular diagnostic tests could be impaired, and we may not be able to obtain coverage and adequate reimbursement for them.

In the future, we may rely on third-parties to process and transmit claims to payers for our clinical services, and any delay in processing or transmitting could have an adverse effect on our revenue and financial condition.

As part of our future commercialization efforts, we may hire third-parties to provide overall processing of claims and to transmit actual claims to payers based on specific payer billing formats. If claims for our clinical services are not submitted to payers on a timely basis, or if we are again required to switch to a different third-party processor to handle claim submissions, we may experience delays in our ability to process claims and receive payment from payers, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on sole suppliers for some of the materials used in our tests and services, and we may not be able to find replacements or transition to alternative suppliers in a timely manner.

We rely on sole suppliers for certain materials, kits and supplies that we use to perform our tests and services for our diagnostic tests. We also may purchase reagents used in our tests and services from sole-source suppliers. While we may develop alternate sourcing strategies for these materials and vendors, we cannot be certain whether these strategies will be effective or the alternative sources will be available in a timely manner. If these suppliers can no longer provide us with the suppliers, we need to perform our tests and services, if the materials do not meet our quality specifications, or if we cannot obtain acceptable substitute materials, an interruption in test processing and services could occur. Any such interruption may directly impact our revenue and cause us to incur higher costs. In particular, the continued spread of the coronavirus globally could materially and adversely impact our operations including without limitation our supply chain, which may have a material and adverse effect on our business, financial condition and results of operations.

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We recognize that there are inherent risks associated with third-party relationships, which may adversely affect our business.

We expect to continue to depend on third-party service providers for the foreseeable future, but we recognize that there are inherent risks associated with these third-party relationships. For example, our reputation may be harmed by allegations of wrong-doings or violations of regulations by the third-party service providers. The security of our confidential and sensitive business information may be breached if the third-party service providers do not exercise high standard of care to guard and protect the information that comes to their possession because of the relationships with us. We do not have control over the amount of time and effort and level of care our third-party service providers will devote to performing their responsibilities under our agreements with them.

If we are unable to use or maintain our trademarks and trade names or build brand recognition in our markets of interest, our business may be adversely affected.

Our company’s US Federal trademark applications for the marks CogniMIR® and DiamiRTM have been issued by the USPTO. If we do not secure registrations for our trademarks or maintain any registrations granted by the USPTO, we may encounter difficulty in continuing to use or enforce such trademarks. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic/descriptive or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement/dilution, we may be required to file trademark claims against third parties or initiate trademark opposition/cancellation proceedings. This can be expensive and time-consuming. In addition, a third party could file trademark claims against the Company leading a court to decide that one or more of the Company’s trademarks is not valid or unenforceable and enjoin us from further use of the same. If we are unable to use or maintain our company marks for purposes of building brand name recognition by potential partners or customers or we are unable to establish brand recognition based on those trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to develop new products and services or acquire products and services on favorable terms.

The molecular diagnostics industry is characterized by ongoing technological developments and changing customer requirements. As such, our results of operations and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products and services or new products and services that incorporate technological advances, meet customer requirements and respond to products developed by our competition. We cannot provide any assurance that we will be successful in developing or acquiring such rights to products and services on a timely basis, or that such products and services will adequately address the changing needs of the marketplace, either of which could adversely affect our results of operations.

In addition, we must regularly allocate considerable resources to research and development of new products, services and technologies. The research and development process generally takes a significant amount of time from design stage to product launch. This process is conducted in various stages. During each stage, there is a risk that we will not achieve our goals on a timely basis, or at all, and we may have to abandon a product in which we have invested substantial resources.

If our laboratory becomes inoperable for any reason, we will be unable to perform our testing and our business will be harmed.

The laboratory and equipment we use to perform our tests and services would be costly to replace and could require substantial lead time to replace and qualify for use if they became inoperable. Our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, power outages, and health epidemics or pandemics, including the outbreak of Coronavirus (COVID-19), which may render it difficult or impossible for us to perform our testing or services for some period of time or to receive and store samples. The inability to perform our tests or services for even a short period of time, including due to disruption in staffing, supplies, distribution, or transport or temporary closures related to an outbreak of disease such as COVID-19, may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

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If our landlord does not renew our lease, our clinical and testing operations will be halted until we locate and set up a new laboratory.

We are currently leasing laboratory space on a year-to-year basis. We cannot guarantee that in the future, our landlord will extend our lease. We cannot be confident that we will find appropriately sized space in and around New Haven CT, nor can we be confident that any new Lab space will be cost effective. There is an inherit risk of losing key employees if we are forced to move our Laboratory operation into a new space.

If our information technology or communications systems fail or we experience a significant interruption in their operation, our reputation, business and results of operations could be materially and adversely affected.

The efficient operation of our business is dependent on our information technology and communications systems. The failure of these systems to operate as anticipated could disrupt our business and result in decreased revenue and increased overhead costs. In addition, we do not have complete redundancy for all of our systems and our disaster recovery planning cannot account for all eventualities. Our information technology and communications systems, including the information technology systems and services that are maintained by third party vendors, are vulnerable to damage or interruption from natural disasters, fire, terrorist attacks, epidemics, pandemics including COVID-19, malicious attacks by computer viruses or hackers, power loss, failure of computer systems, Internet, telecommunications or data networks. Additionally, our future clinical services will largely dependent on our internally developed and partially purchased Laboratory Information Management Systems or LIMS, which is our automated basis of managing operations and storing data and customer information. If these systems or services become unavailable or suffer a security breach, or are uneconomical or impossible to update and modify, we may expend significant resources to address these problems, and our reputation, business and results of operations could be materially and adversely affected.

Risks Related to Regulation

We could be subject to penalties if we do not comply with CLIA of 1988.

The Center for Medicare and Medicaid Services regulates clinical laboratories under CLIA. Laboratories that perform testing on human specimens for the purpose of providing information for diagnosis, prevention or treatment of disease or assessment of health are subject to CLIA, which imposes quality standards for laboratory testing to ensure the accuracy, reliability and timeliness of patient test results. The tests which do not comply with CLIA may be removed from the market.

In addition to CLIA, States also have laws that apply to clinical laboratories, including state licensing laws. Some states impose requirements that are more stringent than CLIA requirements. State laws may also require detailed review of a laboratory’s technical procedures or scientific validation of laboratory tests.

We could be adversely affected by healthcare reform legislation.

Third-party payers for medical products and services, including state, federal and foreign governments, are increasingly concerned about escalating health care costs and can indirectly affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement they will provide for diagnostic testing services. Following years of increasing pressure, during 2010 the U.S. government enacted comprehensive healthcare reform. At present, given the early stages of the enacted reform, we are unable to predict what effect the legislation might ultimately have on reimbursement rates for our products. If reimbursement amounts for diagnostic testing services are decreased in the future, such decreases may reduce the amount that will be reimbursed to hospitals or physicians for such services and consequently could place constraints on the levels of overall pricing, which could have a material effect on our sales and/or results of operations.

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FDA may change its enforcement policy as to Lab Developed Tests (LDT) or disagrees with our position that our clinical services tests can be launched under LDT regulations as defined by the FDA’s current enforcement discretion policy, we could be subject to a number of enforcement actions, any of which could have a material adverse effect on our clinical services and/or incur substantial costs and delays associated with trying to obtain pre-market clearance or approval and comply with applicable post-market requirements.

Many clinical laboratory tests are regulated and commercialized under CLIA regulations and by applicable state laws and may also be subject to FDA regulation. The FDA has generally not enforced premarket review and other applicable FDA requirements because LDTs were relatively simple lab tests and generally available on a limited basis. Due to advances in technology and business models, LDTs have evolved and proliferated significantly since the FDA first obtained comprehensive authority to regulate all in vitro diagnostics as devices in 1976. According to the FDA, LDTs are defined by FDA as IVDs that are intended for clinical use and are designed, manufactured, and used within a single CLIA-certified, high-complexity clinical laboratory. Given the history of attempts by FDA and Congress to regulate LDTs over the past decade, there is substantial uncertainty concerning whether FDA’s enforcement discretion policy will continue.

On September 29, 2023, the U.S. Food and Drug Administration (FDA) released the text of a widely anticipated proposed rule to regulate laboratory developed tests (LDTs) as medical devices. FDA asserts that it historically has exercised “enforcement discretion” for LDTs and “has generally not enforced applicable provisions under the [FDCA] and FDA regulations with respect to LDTs.” Through the addition of one sentence to the regulatory definition of in vitro diagnostic products (IVDs) at 21 CFR § 809.3(a)—stating that these products are devices “including when the manufacturer ... is a laboratory”—FDA would effectively end that policy.

The practical impacts of this change would occur over time, as a result of a phased enforcement policy. The announcement states that FDA would “gradually phase out its current general enforcement discretion approach so that most IVDs offered as LDTs would generally fall under the same enforcement approach as other IVDs.”

FDA’s new enforcement policy would be implemented in five stages:

1.	First, FDA proposes to end its general enforcement discretion related to medical device reporting (MDR) requirements and correction and removal reporting requirements. FDA would effect this change “1 year after FDA publishes a final phaseout policy, which FDA intends to issue in the preamble of the final rule.”

2.	Second, FDA would begin enforcing registration and listing requirements, labeling requirements, and investigational use (IDE) requirements 2 years after the final phaseout policy is published.

3.	At the 3-year mark, FDA would roll back its enforcement discretion related to device Current good manufacturing practice (CGMP) requirements of the Quality System Regulation (QSR). For certain labs certified under the Clinical Laboratories Improvement Act (CLIA) as high-complexity clinical laboratories, however, FDA’s approach would complement current CLIA requirements. FDA asserts that, “for IVDs for which all manufacturing activities occur within a single CLIA-certified laboratory that meets the regulatory requirements to perform high complexity testing and for which distribution of the IVD does not occur outside that single laboratory,” FDA would expect compliance with certain QSR requirements “for which CLIA regulations do not provide the assurances that FDA requirements would provide.”

4.	Fourth, FDA proposes to enforce “premarket review requirements for high-risk IVDs offered as LDTs (IVDs that may be eligible for classification into Class III)” 3.5 years after the publication of the FDA’s final phaseout policy. FDA clarifies that LDTs undergoing Premarket Approval (PMA) review could stay on the market during FDA’s consideration of the application.

5.	Fifth and finally, FDA would impose premarket review requirements for lower-risk IVDs 4 years following the publication of the final phaseout policy. At that time, premarketing review requirements would apply to “moderate risk IVDs offered as LDTs (IVDs that may be eligible for classification into class II) and low risk IVDs offered as LDTs (IVDs that may be eligible for classification into class I) that require a premarket submission.” FDA explains that these premarket submissions would include 510(k) submissions and de novo requests.

FDA’s assertion of jurisdiction over LDTs has been vigorously contested for decades. Since at least 2006, Congress has considered but not enacted numerous bill to give FDA explicit statutory authority over LDTs (most recently the VALID Act of 2023). The proposed rule places the Agency on a collision course with the “major questions” doctrine, recently endorsed by the U.S. Supreme Court in West Virginia v. EPA. According to the Court, that doctrine requires that administrative agencies point to “clear congressional authorization” when they claim the power to make decisions of vast economic and political significance. This proposed rule presents large stakes for stakeholders, some of whom may seek to challenge FDA’s action, pointing to a lack of a clear statutory directive for FDA to regulate LDTs and the scope of such regulation, and others who may support FDA’s proposed rule under its existing authority.

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For its part, FDA already has previewed some potential arguments regarding its jurisdiction, knowing that it will have another chance to flesh them out in response to comments. Comments on the proposed rule—which, depending on how (if at all) the Agency addresses them, may impact the viability of any future litigation challenge to the final rule—are due by December 4, 2023, unless extended by further FDA action.

If in the future, due change in FDA policy, we are required to submit applications to FDA, or implement QRS systems in our laboratory prior to marketing our clinical tests, which may result in us conducting additional studies, which may be time- consuming and costly and may delay year product launch timelines. Continued compliance with the FDA’s regulations would increase the cost of conducting our clinical services, and subject us to heightened regulation by the FDA and penalties for failure to comply with these requirements. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, such as warning letters, civil monetary penalties, injunctions, criminal prosecution, recall or seizure, operating restrictions, partial suspension or total shutdown of operations, and denial of or challenges to applications for clearance or approval, as well as significant adverse publicity. Any other regulatory or legislative proposals that would increase general FDA oversight of clinical laboratories or LDTs could negatively impact our business if additional requirements are imposed. We are monitoring developments and anticipate that our clinical services products will be able to comply with requirements that are ultimately imposed by the FDA. In the meantime, we maintain our CLIA accreditation, College of American Pathology (CAP) License and assorted state licenses, which permit the use of LDTs for diagnostics purposes.

Similarly, notwithstanding any change in existing enforcement policies, if the FDA determines that any of our clinical services tests are IVDs, rather than LDTs and, accordingly, seeks to enforce the applicable medical device regulations against us, we could be subject to a wide range of penalties and would likely be prohibited from continuing to offer the applicable tests in interstate commerce until we have obtained FDA approval or clearance through the Premarket Approval (PMA) process or the 510(k) process, respectively, as applicable. Additionally, we could be subject to enforcement for noncompliance with the FDA’s regulations on marketing and promotional communications, manufacturing, quality and safety standards, labeling, storage, registration and listing, recordkeeping, adverse event reporting, and any other regulations applicable to IVDs. Any adverse enforcement action against us may have a material adverse effect on our clinical services and results of operations.

If we fail to comply with federal, state and foreign laboratory licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.

We are subject to CLIA regulations, a federal law that regulates commercial clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of any disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations mandate specific personnel qualifications, facilities layout, quality systems, inspections and proficiency testing. CLIA certification is also required in order for us to be eligible to bill federal and state healthcare programs (Medicare and Medicaid), as well as many private third-party payers, for our molecular diagnostic tests. To renew these certifications, we are subject to bi-annual inspections. Moreover, CLIA inspectors may make random inspections of our clinical laboratory. We are also required to maintain a CT State licenses to conduct testing in our New Haven, Connecticut laboratory. In addition, our laboratory is required to be licensed by certain states, including Pennsylvania, California, Maryland, New York and Rhode Island. New York law requires us to obtain test-specific approval before offering our tests as LDT. California, Maryland, New York and Rhode Island laws also mandate proficiency testing for laboratories licensed under the laws of each respective State regardless of whether such laboratories are located in California, Maryland, New York or Rhode Island. If we were unable to obtain or maintain our CLIA certificate for our laboratory, whether as a result of revocation, suspension or limitation, we would no longer be able to perform our current clinical services on samples from those States, which could have a material adverse effect on our business, financial condition and results of operations. If we were to lose our licenses issued by States where we are required to hold licenses, if such licenses expired or were not renewed, or if we failed to obtain and maintain a State license that we are required to hold, we may be subject to significant fines, penalties and liability, and may be forced to cease testing (if Connecticut) or cease testing specimens from those States (if California, New York, Maryland, or Rhode Island), which could have a material adverse effect on our business, financial condition and results of operations. New molecular diagnostic tests we may develop may be subject to new requirements by governmental bodies, including state governments, and we may not be able to offer our new molecular diagnostic tests in such jurisdictions until such requirements are met.

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Risks Related to Intellectual Property and Product Liability

We may be unable to protect or obtain proprietary rights.

In developing, manufacturing and using our products, we employ a variety of proprietary and patented technologies. We cannot provide any assurance that the patent and pending patent applications that we currently own provide (or will provide when issued) protection from competitive threats or from patent challenges. In addition, we cannot provide any assurances that we will be successful in obtaining and maintaining our patents or in obtaining licenses to proprietary or patented technologies of others in the future.

Intellectual Property infringement claims by other companies could result in costly disputes and could limit our ability to sell our products.

Litigation over intellectual property is prevalent in the molecular diagnostics industry. As the market for molecular diagnostics continues to grow and the number of participants in the market increases, we may increasingly be subject to patent infringement claims. While we may attempt to obtain licenses to such patents, we may be unable to do so on favorable terms, or at all. Additionally, if our products are found to infringe third-party patents, we may be required to pay damages and/or lose the ability to sell certain products, causing our revenues to decrease or causing damage to our reputation in the industry also leading to a material adverse effect on our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may have to limit or cease sales of our products.

The testing, manufacturing and marketing of medical diagnostic products involves an inherent risk of product liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease sales of our products. In addition, a defect in the design or manufacture of our products could have a material adverse effect on our reputation in the industry and subject us to claims of liability for injury and otherwise. Any substantial loss resulting from such a claim could have a material adverse effect on our profitability and the damage to our reputation in the industry could have a material adverse effect on our business.

Risks Related to Ownership of Our Common Stock

Market Price of Common Stock

Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of our securities is also likely to be significantly affected by our financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of our securities include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company’s securities; and the size of our public float may limit the ability of some institutions to invest in our securities. As a result of any of these factors, the market price of our securities at any given point in time may not accurately reflect the long-term value of the Company.

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There is no market for the securities offered hereby.

There is currently no market for our common stock. Furthermore, an active trading market for our common stock may never develop or, if developed, it may not be maintained. Shareholders may be unable to sell their securities unless a market can be established or maintained. The shares offered hereby are subject to certain resale restrictions and investors may not be able to liquidate their investment or use their shares as collateral for a loan.

The Offering price and other terms of this Offering have been arbitrarily determined and may not be indicative of future market prices.

The Offering price was not established in a competitive market, but was arbitrarily determined by us. The Offering price bears no relationship to our assets, book value, historical results of operations or any other established criterion of value, and may not be indicative of the fair value of the Common Stock. The trading price of the Common Stock that will prevail in the market in the future may be higher or lower than the price per share the investors pay in the Offering.

The public market may not agree with the determination of the Offering price, in which case investors may not be able to sell their shares at or above the Offering price, thereby resulting in losses on sale. The market price of the Common Stock will fluctuate significantly in response to a variety of factors, some of which are beyond the Company’s control, such as changes in earnings estimates or recommendations by securities analysts, industry developments and general market conditions and other factors, including factors unrelated to the Company’s own operating performance or the condition or prospects of the industry in which it operates.

Further, the stock market in general, and securities of small-cap companies in particular, have experienced extreme price and volume fluctuations since 2008. Continued market fluctuations could result in volatility in the price of the Common Stock and a decline in the value of the Common Stock. Additionally, price volatility might be more severe if the trading volume of the Common Stock is low.

The purposes and objectives of the Offering as outlined in “Use of Proceeds” may not be fulfilled if we are not able to raise a significant amount of funds.

The Offering is being conducted on a no minimum best efforts basis. If we are only able to raise an amount of funds close to the amount we are anticipating, the funds may not be enough to fulfill the purposes and objectives of the Offering as outlined in “Use of Proceeds”. Furthermore, since there is no minimum amount of funds that must be raised in the Offering, the investors are not entitled to a refund of their investment even if only a small amount is raised in the Offering.

When this registration statement becomes effective, there will be a significant number of shares of Common Stock eligible for sale, which could depress the market price of such stock.

Once this registration statement is effective, a large number of shares of Common Stock will become available for sale in the public market, which could harm the market price of the stock. Further, shares may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect as well.

Any market that develops in shares of our common stock will be subject to the penny stock regulations and restrictions, which could impair liquidity and make trading difficult.

SEC Rule 15g-9, as amended, establishes the definition of a “penny stock” as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. The market price of our Common Stock is currently less than $5.00 per share and therefore may be a “penny stock.” This classification severely and adversely affects the market liquidity for our common stock.

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For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person’s account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. To approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market which, in highlight form, sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about: (a) the risks of investing in penny stock in both public offerings and in secondary trading; (b) commissions payable to both the broker-dealer and the registered representative, (c) current quotations for the securities, and (d) the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling stockholders or other holders to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities. Our shares, in all probability, will be subject to such penny stock rules for the foreseeable future and our shareholders will, in all likelihood, find it difficult to sell their securities.

The market for penny stocks has experienced numerous frauds and abuses which could adversely impact investors in our stock.

Patterns of fraud and abuse include:

●	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
●	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
●	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
●	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
●	Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.

Due to all of the foregoing factors, it is possible that our operating results may be below the expectations of public market analysts and investors. In such event, the price of our common stock would likely be adversely affected.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus and the documents to which we refer you and incorporate into this prospectus by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading “Risk Factors” beginning on page 6. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

Our offering is being made on a self-underwritten basis: no minimum number of securities must be sold in order for the offering to proceed. We estimate that our net proceeds from this offering will be approximately $8,000,000 after deducting commissions and estimated offering expenses.

As of the date of this prospectus, we intend to use proceeds we receive from the offering for working capital, support development and launch of our first test, CogniMIR®, and other LDTs under CLIA guidelines, marketing and sales, and establish or acquire DiamiR’s CLIA lab capabilities and other general corporate purposes.

We expect that the cost to validate each of our diagnostic candidates for neurodegenerative diseases will be approximately $1,000,000 - $2,500,000 per test candidate, which includes the expenses associated with sample collection and acquisition, reagents, data analysis, and personnel. Further, we intend to devote a portion of our net proceeds to the validation of our UST program.

If we do not sell all of the units being offered and are unable to raise a maximum amount of net proceeds of [$], we intend to use the net proceeds received to focus on validation, implementation and launch of CogniMIR® and other test candidates for neurodegenerative diseases, as well as general working capital.

We may also receive additional funds from strategic partnerships and non-dilutive funding from grant awards from government agencies and disease foundations. We received non-dilutive funding in the past and have submitted applications for additional such funding. We may also receive additional funds from the exercise of the warrants, if they are in the money and the investors exercise the warrants for cash. We cannot predict, however, when and if the warrants will be exercised; it is possible that the warrants may expire and never be exercised.

The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the amount of cash generated from our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in prioritizing and allocating the use of the net proceeds of this offering.

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DETERMINATION OF OFFERING PRICE

The price at which our Securities are hereby offered have been determined by Management on an arbitrary basis without regard to assets, earnings, or other fundamental indicators of the Company, but our management believes the price to be supported by our financial statements and in combination with internal forecasts. In addition, no investment banker, appraiser, or other independent third party has conducted a valuation of the Company or has been consulted concerning the fairness of the offering price of the Securities. The Offering price does not reflect market forces, and it should not be regarded as an indicator of any future market price of our securities.

MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is not currently listed on any stock exchange.

Number of Holders

As of October 13, 2023, there are five record holders of our common stock and 0 record holders of our Preferred Stock.

Dividend Policy

We have never declared or paid dividends on our common stock. We intend to retain earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Securities Authorized for Issuance under Equity Compensation Plans

On October 1, 2014, our Board of Directors approved and adopted the 2014 Stock Option Plan (the “2014 Plan”). The following table discloses information as of the date of this prospectus, with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated as follows:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	570,450	$4.19	132,546	(1)
Equity compensation plans not approved by security holders
Total	570,450	$4.19	132,546

(1)	The number of shares reserved for issuance under our 2014 Plan was initially 600,000; such amount will increase automatically on each January 1, starting with January 1, 2015, with an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Shares (on a fully-diluted basis) on the immediately preceding December 31 and (B) such lower number of Shares as may be determined by the Board. Therefore, as of October 11, 2023, we had a total of 702,996 shares available for issuance under the 2014 Plan. As of October 11, 2023, we issued a total of 570,450 options under the 2014 Plan and the number of shares available for future issuance under our 2014 Plan was 132,546.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this filing. Some of the information contained in this discussion and analysis or set forth elsewhere in this filing, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section of this filing for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We did not conduct any operations during periods up through the date of the Share Exchange. However, we have included elsewhere in this prospectus the historical consolidated financial statements of the Company and DiamiR, LLC, which we own as a result of the Share Exchange.

Overview

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA expression signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring.

The Company was incorporated in Delaware on June 16, 2014 and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of the Company’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of the Company. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and the Company have been controlled before and after the transaction by the same shareholders.

We have incurred net losses in each year since our inception, including net losses of $1,318,431 and $321,230 for the years ended May 31, 2023 and 2022, respectively. At May 31, 2023, we had an accumulated deficit of $4,464,931, primarily due to research and development, and patent costs and general and administrative expenses. We have devoted most of our financial resources to conducting our studies on analysis of circulating organ-enriched miRNA biomarkers and building our patent portfolio. We have not completed development of any product candidate and we have therefore not generated any revenues from product sales. Because of the numerous risks and uncertainties associated with the development of our LDTs, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. We expect to incur increased expenses as we conduct our clinical studies. We also expect an increase in our expenses associated with creating additional infrastructure (including hiring additional personnel) to develop and launch CogniMIR® and support operations as a public company. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

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To date, we have financed our operations through grant funding, including SBIR grants of $8,919,285 , an Alzheimer’s Drug Discovery Foundation (ADDF) Award of $492,000, the sale of our equity securities to our founders in the amount of $350,000  and borrowings from our founders in the amount of $601,119. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we are unable to develop and commercialize CogniMIR® or any other product candidates that we may seek to develop, either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

Since its inception, we have raised an aggregate of $9,714,055  in grant funding from government agencies and disease foundations. On October 1, 2020, DiamiR announced that it received two grants from the National Institutes of Health (NIH) in the total amount of $3.86 million . The National Institute on Aging (NIA) awarded the company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR™, the company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572  was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Recent Events

On October 6, 2023, Dr Kira Sheinerman, DiamiR’s co-founder and Executive Director, invested $100,000 through a promissory note

In October 2023, our patent application “METHODS OF USING miRNAs FROM BODILY FLUIDS FOR DETECTION AND MONITORING OF PARKINSON’S DISEASE (PD)” (N°: 2.931.082) was allowed in Canada.

Financial Operations Overview

Revenue

Our company was formed in December 2009. In 2010, we began the process of developing CogniMIR®. To date, we have not generated any product revenue other than revenues from research testing services for third parties and other revenue generated for performing laboratory services for Interpace Biosciences, Inc. Our ability to generate product revenue, which we do not expect to occur until at least late 2024, if ever,  will depend heavily on our ability to comply with regulatory requirements for, and to commercialize successfully, CogniMIR® and other tests in development.

Total Operating Expense

Total operating costs and expenses consisted primarily of analyzing samples and clinical data associated with revenues from research testing services performed, patent costs and general and administrative costs.

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Results of Operations

Years Ended May 31, 2023 and 2022

The following table sets forth certain information concerning our results of operations for the periods shown:

	For the Years Ended May 31,
	2023	2022	Change
Statement of Operations Data:

Grant revenue	$1,128,002	$1,271,966	$(143,964)
Other revenue	0	168,900	(168,900)
Total revenue	1,128,002	1,440,866	(312,864)

Operating costs and expenses
Research and development	1,336,498	1,110,016	226,482
Patent costs	26,560	45,377	(18,817)
General and administrative	922,628	440,746	481,882
Total operating costs and expenses	2,285,686	1,596,139	689,547
Loss from operations	(1,157,684)	(155,273)	(1,002,411)
Other expense
Interest expense	114,175	165,957	(51,782)
Total other expense	114,175	165,957	(51,782)

Net loss before income taxes	(1,271,859)	(321,230)	(950,629)
Income taxes	46,572	-	46,572
Net loss	(1,318,431)	(321,230)	(997,201)

Revenue

Our Company generated revenues of $1,128,002 and $1,440,866 from research grants and testing services for third parties for the year ended May 31, 2023 and 2022, respectively

Research and Development Expenses

We expense the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 730, Research and Development.

Research and Development expense was of $1,336,498 and $1,110,016 for the years ended May 31, 2023 and 2022, respectively.

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Patent Costs

Patent costs consist primarily of professional fees for legal services to prosecute patents and maintain patent rights.

Patent expense was of $26,560 and $45,377 for the years ended May 31, 2023 and 2022, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees for legal, consulting, auditing and tax services, including member units issued for services by our subsidiary, DiamiR, LLC (the “Subsidiary”). Stock issued for services consists of the value of common stock issued to non-employees for goods acquired or services rendered. Other general and administrative expenses include all facility costs, conference fees and marketing fees.

General and Administrative expense was of $922,628 and  $440,746 for the years ended May 31, 2023 and 2022, respectively.

Interest Expense

Interest expense relates to interest accrued on working capital loans obtained from our founders.

Interest expense was of $114,175 and $165,957 for the years ended May 31, 2023 and 2022, respectively.

Income Taxes

Income Tax expense was $46,572 and $0 for the years ended May 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have generated minimal revenue. We have funded our operations to date through grant funding, ADDF award, sales of our equity securities to our founders and borrowings from our founders. As of May 31, 2023 and 2022 we had $180,468 and $287,813, respectively, in cash and cash equivalents.

SBIR Grants

Since its inception, we have raised over $9.71 million in grant funding from government agencies and disease foundations. On October 1, 2020, we announced that we received two grants from the National Institutes of Health (NIH) in the total amount of $3.86 million. The National Institute on Aging (NIA) awarded the company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR® , the Company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

ADDF Award

The Company issued a convertible note (“Note”) to the Alzheimer’s Drug Discover Foundation (“ADDF”) under which the Company borrowed $246,000 in November 2019 and $246,000 in June 2020 with principal and interest due and payable on November 11, 2022. The note was subsequently converted in accordance with its terms in May 2023 into 101,806 shares of common stock. The Note provided for interest at 8% per annum, compounded monthly and was convertible, at the option of the holder upon maturity, upon a qualified equity or debt financing of at least $2,000,000, as defined, or at maturity provided the Company’s business plan meets certain conditions.

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Concurrent with the Note, the Company issued warrants to the grantor for 29,336 shares of the Company’s common stock at an exercise price of $5.87 per share. The warrants have a five-year life. The warrants had an estimated fair value at issuance of $125,289, which was recorded as additional paid-in capital and represented a discount on the Note. The discount was amortized on the interest method over the three-year term of the Note at an effective rate of 19%.

Founders Equity

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by the Company involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases. Subsequent to founder’s initial investment, one of its founders made a cash contribution of $100,000 for 14,265 shares of common stock.

Founders Notes

In 2014, the Company issued convertible notes (“Notes”) to two of the Company’s founders under which the Company borrowed an aggregate of $350,000 on one Note and $75,000 on the second Note through July 2019. In July 2019, the Notes were amended and the due dates for principal and accrued interest were extended to December 31, 2022. In March 2023, the Notes and accrued interest were extended to December 31, 2026. The Notes call for interest at 4% per annum, compounded monthly. The Notes are convertible, at the option of the holder, upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors. Upon conversion, all unpaid principal and accrued unpaid interest on the Note will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing. Subsequent to founders’ amended notes, one of its founders made an additional cash contribution of $100,000, increasing the total convertible note value of both notes to $601,119.

Cash Flows

Our net cash flow from operating, investing and financing activities for the periods below were as follows:

	For the Years Ended May 31,
	2023	2022

Net cash (used in) provided by:
Operating activities	$(207,345)	$121,561
Investing activities	-	(1,048)
Financing activities	100,000	-

Net (decrease) increase in cash and cash equivalents	$(107,345)	$120,513

Cash and cash equivalents at beginning of the year	287,813	167,300
Cash and cash equivalents at end of the year	180,468	287,813

Operating Activities

Net cash used in operating activities was $207,345 for the year ended May 31, 2023. Net cash provided by operating activities was $121,561 for the year ended May 31, 2022.

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Net cash used by operating activities for the year ended May 31, 2023 primarily resulted from grant proceeds offset by grant related spending and an increase in general corporate spending to support fund raising and financial statement preparation and audit.

Net cash provided by operating activities for the year ended May 31, 2022 primarily resulted from grant proceeds offset by grant related spending and other revenue generated from laboratory services.

Financing Activities

Net cash provided by financing activities was $100,000 for the year ended May 31, 2023. There was no cash provided year ended May 31, 2022. Net cash provided by financing activities for year ended May 31, 2023 was from proceeds received from issuing common equity to our Chairperson/one of our founders.

Investing Activities

There was no net cash used in the year ended May 31, 2023. Net cash used in investing activities was $1,048 for the year ended May 31, 2022.

Net cash used in investing activities for the year ended May 31, 2022 was for fixed asset purchase related to the acquisition of the New Haven lab.

Funding Requirements

We have not completed development of any of our product candidates. We expect to continue to incur significant expenses and increasing operating losses until at least 2025. We anticipate that our expenses will increase substantially as we:

●	continue our development of CogniMIR® ; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development, planned commercialization efforts and our operation as a public company.

We expect that our existing cash and cash equivalents, and anticipated interest income, will not enable us to complete our development of CogniMIR® . Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section entitled “Risk Factors” and elsewhere in this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

●	the initiation, progress, timing, costs and results of clinical validation for CogniMIR®

●	the terms and timing of any future collaboration, licensing or other arrangements that we may establish;

●	the outcome, timing and cost of meeting regulatory requirements;

●	the cost of obtaining, maintaining, defending and enforcing intellectual property rights, including patent rights;

●	the effect of competing technological and market developments;

●	market acceptance of CogniMIR® if we meet regulatory requirements for its commercialization; and

●	the extent to which we acquire, license or invest in businesses, products or technologies.

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Until we can generate a sufficient amount of revenue from CogniMIR® and related services and products, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or grants. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our commercialization efforts. To the extent that we raise additional funds by issuing shares of common stock, our shareholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

We do not expect CogniMIR® to be commercially available with reimbursement in place before 2026, if at all. We will need to raise substantial additional capital to complete the development and commercialization of CogniMIR®. Because successful development of CogniMIR® is uncertain, we are unable to estimate the actual funds required to complete research and development and commercialize CogniMIR®. We also will need to raise substantial additional capital to complete the development and commercialization of other products currently in development.

Going Concern

The Company has a limited operating history and has incurred a net loss of $1,318,431 and $321,230 for the years ended May 31, 2023 and 2022, respectively, and had net cash used in operating activities of $207,345 for the year ended May 31, 2023, respectively. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued.

Since the inception of the Company in December 2009, the operations of the Company have been funded primarily through capital contributions of the founders of the Company as well as grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”). Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants.

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience, known trends and events and various other factors, which management believes to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our audited consolidated financial statements, which are included elsewhere in this prospectus, contain a summary of our significant accounting policies. We consider the following accounting policies critical to the understanding of the results of our operations.

Uncompensated Services

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock.

The founders subsequently made contributions to the Company in the form of uncompensated services and loans bearing interest at interest rates the Company believes to be below market value. The Company recorded expenses of $18,348 and $110,088 for the estimated value of uncompensated services in the years ended May 31, 2023 and 2022, respectively, as additional paid-in capital. The Company recorded a discount on founder notes payable of $101,221 in the year ended May 31, 2023 as additional paid-in capital.

Grants Received from Governments

Research and development grants received from government institutions are initially recognized as liabilities, to the extent they are refundable, with qualified expenses classified as reductions of the related assets or expenses funded with the grant proceeds.

Since its inception, we have raised over $9.7 million grant funding from government agencies and disease foundations. On October 1, 2020, we announced that we received two grants from the National Institutes of Health (NIH) in the total amount of $3.86 million. The National Institute on Aging (NIA) awarded the company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR® , the company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

Stock Issued to Non-Employees

Stock issued to non-employees for acquiring goods or providing services is recognized at fair value when the goods are obtained or over the service period. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

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We issued 44,000 restricted stock units (“RSU”s) as consideration for consulting services received from third parties in the fiscal years ending May 31, 2023, subject to certain vesting conditions. No compensation expense related to the RSUs was recognized in the year ended May 31, 2023, as the vesting condition was not considered to be probable of achievement for accounting purposes. On August 31, 2023, the 44,000 RSU were canceled.

We issued 140,000 options as consideration for consulting services received from third parties in the fiscal years ending May 31, 2023, subject to certain vesting conditions. On August 31, 2023, the 140,000 options were canceled and in its place 153,000 options were issued with amended terms.

Fair Value of Stock

Due to the absence of an active market for our common stock, the fair value of our stock was determined by our board of directors, based on the definition of ‘fair value’ in the FASB ASC  Topic 820, Fair Value Measurement and Disclosures, which states that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In arriving at a conclusion, the board reviewed and analyzed information provided by management, including financial information, business plans, and cost data, and collected and analyzed firm values and transactional data from comparable companies in the biotech industry. We evaluated several valuation approaches including an income approach (discounted cash flows or discounted market multiples), market approach (price/earnings, price/revenue, price/EBITDA) and an asset approach (tangible book value, net asset value, intangible total replacement cost) and selected the asset approach, utilizing replacement cost, as the best alternative to estimate the value of our member units.

The asset approach considers the accumulated value of all of our tangible and intangible net assets. The valuation approach used under the asset approach was the asset accumulation method. Our tangible assets and liabilities were measured at their carrying values since our tangible assets were primarily comprised of cash, recently purchased equipment and accounts payable. Our intangible assets were valued using a replacement cost new method, which measures the total cost, in current prices, to develop a new intangible asset having the same functionality or utility as the intangible asset. The replacement cost new method considers the following cost components: direct costs, indirect costs, the intangible asset developer’s profit, and an opportunity cost or entrepreneurial incentive (e.g., a measure of lost income opportunity cost during the development period adequate to motivate the development process). For this purpose, our costs included personnel costs, using national averages of the costs for the services provided, that were otherwise expensed in our Statements of Operations. The constructed replacement cost was then evaluated for physical, functional and economic obsolescence. The enterprise value was calculated as the sum of the net tangible assets and the replacement cost of intangible assets. The per unit value was calculated by dividing the enterprise value by the number of outstanding member units, with the resulting value discounted for restrictions on resale and lack of marketability of the member units.

There are significant judgments and estimates inherent in the determination of the valuation method selected and of the inputs to the valuation method used to value our stock. While the assumptions used represent management’s best estimates, these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if revisions are made to the underlying assumptions and estimates, the costs we recognize when issuing common stock to non-employees for acquiring goods or providing services could vary significantly from period to period.

The weighted average grant-date fair value of stock options granted during the years ended May 31, 2023 and 2022 was $6.18 and $5.83, respectively,

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Stock Option Plan

The number of shares reserved for issuance under our 2014 Plan was initially 600,000; such amount will increase automatically on each  January 1, starting with January 1, 2015, with an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Shares (on a fully-diluted basis) on the immediately preceding December 31 and (B) such lower number of Shares as may be determined by the Board. Therefore, as of May 31, 2023, we had a total of 702,996 shares available for issuance under the 2014 Plan. As of May 31, 2023, we issued a total of 557,450 options under the 2014 Plan and the number of shares available for future issuance under our 2014 Plan was 145,546.Through May 31, 2023, awards under the plan generally consisted of options with exercise prices equal to fair market value, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives. Options granted in the year ended May 31, 2023 for an aggregate of 246,000 shares are subject to vesting conditions related to research and financing milestones. On August 31, 2023, the 140,000 options were canceled and in its place 153,000 options were issued with amended terms but not included in the following analysis.

The following is an analysis of the stock option activity under the Plan:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding May 31, 2021	169,200	$3.94
Granted	25,500	7.01
Exercised	-	-
Expired or forfeited	(5,250)	7.01
Outstanding May 31, 2022	189,450	$4.16
Granted	372,000	7.01
Exercised	-	-
Expired or forfeited	(4,000)	7.01
Outstanding May 31, 2023	557,450	$6.04	7.7 years
Exercisable May 31, 2023	217,700	$4.53	5.4 years

The weighted average grant-date fair value of stock options granted during the years ended May 31, 2023 and 2022 was $6.18 and $5.83, respectively, based on the following weighted average assumptions:

	2023	2022
Expected term in years	10	10
Expected volatility	81%	84%
Risk-free interest rate	3.1%	1.8%
Expected dividend yield	0%	0%

The estimated intrinsic value of outstanding and exercisable options is estimated to be $540,336 as of May 31, 2023. No stock options have been exercised through May 31, 2023.

In the year ended May 31, 2023, stock based compensation expense amounted to $966,214, of which $435,187 is included in research and development expenses and $531,027 is included in general and administrative expenses. In the year ended May 31, 2022, stock based compensation expense amounted to $127,245, which is included in research and development expenses. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is considered probable was $316,505, which is expected to be recognized over a remaining weighted-average performance period of 0.5 years. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,174,903.

In the year ended May 31, 2023, the Company issued 132,000 restricted stock units, which vest upon a change in control or public listing of the Company’s common stock. Vesting of the units is not considered probable and no compensation expense has been recognized in the year ended May 31, 2023. The grant-date fair value and unrecognized compensation expense as of May 31, 2023 related to the restricted stock units amounts to $978,120.

Laboratory Acquisition

On April 15, 2021, pursuant to an Asset Purchase Agreement, the Company acquired certain laboratory assets, facilities and operations from Interpace Biosciences, Inc. (“Interpace”), a provider of molecular diagnostic tests. The total purchase consideration consisted of 42,820 shares of Company common stock with an estimated fair value of $300,000.

The following table summarizes the purchase price allocation:

Assets acquired:
Property and equipment	$102,239
Certifications and licenses	197,761
Total assets acquired	$300,000

The estimated useful lives of the property and equipment is three to five years. Certifications and licenses represent the laboratory’s CLIA certification and its state operating licenses and are considered indefinite-lived intangible assets, which are transferable together with other related acquired assets and operations under certain conditions.

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Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

BUSINESS

DiamiR Biosciences Corp. (“DiamiR Biosciences”, “DiamiR” or the “Company”) conducts all of its operations through its wholly-owned operating subsidiary, DiamiR, LLC (“DiamiR, LLC”), which is a molecular diagnostic company initially focused on development and commercialization of innovative blood-based tests for minimally invasive, risk assessment and monitoring of Mild Cognitive Impairment (MCI), Alzheimer’s disease (AD), Parkinson’s disease (PD), and other neurodegenerative diseases (NDs). The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs (miRNAs) in plasma. The technology also can be applied to disease areas beyond NDs, including, a rare neurological and developmental disorder Rett syndrome, cancer and inflammatory disorders, where the Company’s work is at an early stage

The Company’s business objectives include the development of lab-developed tests (LDTs) under Clinical Laboratory Improvement Amendments (CLIA) guidelines primarily based on the identified microRNA signatures, and potentially the development of blood protein biomarkers for risk stratification of controls vs MCI vs AD. We believe the tests will be used to facilitate enrollment of defined patient groups into clinical trials that are less heterogeneous than current practice affords, as well as for disease and treatment monitoring and screening.

The first test in the DiamiR’s pipeline, CogniMIR®, will be used to determine risk of MCI, a heterogeneous condition characteristic of many NDs. Initially, CogniMIR® could be used by clinicians and researchers to screen patients for clinical studies aiming to prevent or to intervene early in the development of neurodegeneration.

The Company aims to follow the development of CogniMIR® with the development and commercialization of tests for early, specific identification and monitoring of AD, PD, other NDs, Rett syndrome, cancer, and potentially other diseases.

Our Corporate Structure

Below is the chart showing the Company’s corporate structure:

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Our Strategy

Our objective is to improve care for patients with NDs and other diseases by developing and commercializing innovative cost-effective blood-based tests for early detection and monitoring of pathology. To achieve this objective, our strategy is to:

Identify and validate blood-based miRNA biomarker signatures of different pathologies. We select candidate biomarkers among organ-enriched miRNAs detectable in blood. We have assembled a proprietary database that incorporates publicly available and proprietary data on a large number of miRNAs; we keep this database up-to-date as new information becomes available.

●	We use a highly sensitive method for miRNA qualification, quantitative real-time polymerase chain reaction (“RT-qPCR”), to measure plasma levels of candidate microRNA biomarkers;

●	We currently employ “biomarker pair” approach to adjust for effects not related to the disease, typically by measuring a miRNA from the region of an organ where the disease processes are most profound and comparing it to a miRNA from a part of the organ that is thought to be relatively stable throughout the disease. Thus, we normalize for differences in miRNA transport to the blood, stability of miRNA, our laboratory procedures, etc. In July 2023, we announced a collaboration with JADBio, a leading machine learning and AI tools provider, to develop sophisticated, proprietary ML based testing algorithms to improve our test performance and further our development efforts.

●	We have completed several proof-of-principle studies and established the 24-miRNA panel of brain-enriched and inflammation-associated miRNAs detectable in plasma as promising biomarkers of neurodegeneration.

●	We plan on initiating a clinical validation study to demonstrate the diagnostic performance of our assay using large cohorts of well-characterized clinical samples to satisfy CLIA and CAP requirements.

Offer well characterized protein biomarker tests. Over the past 15 years, blood protein markers have been accepted as valid diagnostic markers for MCI and AD and recently have shown utility as surrogates for disease monitoring and therapeutic response measurements. These biomarkers play critical roles in AD pathology and as such are useful diagnostic targets:

We believe that offering biomarker testing will be critical in securing biopharma contract research work, while concurrently it has the potential to improve the clinical performance of our CogniMIR® test by combining miRNA with blood protein markers. Specifically, we would offer our panel of miRNA and protein biomarkers to help identify and select MCI and early dementia participants for clinical studies. We could potentially use our assay to monitor progression and drug response in the studies as well.

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Our understanding of the market indicates a strong demand for such testing services from drug development companies. Clinical research collaborations with industry offer near-term revenue opportunity for DiamiR. Biopharma Services can incorporate our classifiers and customized panels of miRNA and protein biomarkers that address different scientific questions depending on disease stage (e.g. preclinical, prodromal, and/or mild/moderate), drug target (e.g. associated with synaptic dysfunction, neuroinflammation, vascular component, etc.), target population (e.g. amyloid-positive/APOE carriers), and intended use (e.g. screening and/or monitoring in clinical trials). These customized projects offer the potential, when appropriate, for new joint IP to be generated and for companion test development. Additionally, they will provide revenue to support the expansion in operational capability of the company.

Optimize blood collection methodology. Currently, we use plasma as our primary source of liquid biopsy material to extract miRNA from subjects and for clinical testing. Optimizing our collection method will result in lower sample failures, Quality Not Sufficient (QNS), which negatively impacts margins and customer satisfaction. We are currently exploring options that would allow shipment of whole blood from collection sites to our lab and where our laboratory staff would spin down the plasma for use in CogniMIR® panel. We are testing a number of collection tubes, preservatives and extraction methods to identify the optimal collection and shipping conditions for the commercial version of our test.

Classifier and algorithm development. We are expanding the capabilities of our current analytical software by adding Machine Learning and AI capabilities to it and training our classifier to optimize its performance. We began this initiative in July 2023 through our collaboration with JADBio (jadbio.com). Their AutoML tools allows for supervised learning, developing methods falling in the class of feature selection (a.k.a., variable selection or attribute selection), which in turn can be coupled with predictive modeling algorithms to identify (bio) signatures, defined as minimal-size subsets of molecular and other biological measurements that collectively lead to optimal predictions. Initially our focus will be on training and optimizing a miRNA panel and demographic risk factors, such as sex and age. Next, we will introduce protein biomarkers to the classifier, re-training it to identify additional risk of progression information.

Develop proprietary LDTs in our CLIA-certified laboratory we have the capacity to process between about 3500 - 5500 tests per year. We plan on introducing automation and robots into our lab operations to increase capacity, reduce turn-around-time (TAT) improve efficiency and drive lower COGS and reduce overhead expenses. We closely monitor FDA and congressional action around LDT statutes and will adjust our strategy accordingly.

Drive early adoption of the tests based on establishing collaborations with leading academic centers and industrial partners to ensure strong support for the tests from KOLs at launch. We also aim to continue and to expand relationships with key associations, such as Alzheimer’s Association, Alzheimer’s Drug Discovery Foundation (ADDF) , Gates Ventures, and International Rett Syndrome Foundation (IRSF). We have, and plan on attending and presenting our work at key symposiums and conferences, such as Alzheimer’s Association International Conference (AAIC), Clinical Trials on Alzheimer’s Disease (CTAD), AD/PD Alzheimer’s & Parkinson’s Diseases Conference, Child Neurology Society (CNS) meeting and publish our work in high profile peer-reviewed journals.

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Implement a robust commercial strategy aimed at securing coverage and contracting with Medicare and private payors. Publication of evidence of our tests’ validity and utility will drive our clinical work which in turn will power our reimbursement efforts.

Work closely with licensing and regulatory agencies to ensure that clinical validity and utility of the tests satisfy all necessary requirements and quality control standards. These include maintaining licenses with States department of Health, CLIA and College of American Pathology (CAP).

Build a pipeline of early detection and risk assessment tests in Brain health and other indications, including tests for Rett Syndrome, Fatty Liver Disease and Pulmonary cancers.

miRNAs are Powerful and Patient-Friendly Biomarkers

DiamiR is a leading company in the burgeoning field of microRNA (miRNA) biomarkers. miRNA biomarkers have already been used in clinical assays in the oncology, and evidence of their utility in brain health and Alzheimer’s space has been growing every year since 2010. According to data compiled from pubmed.gov in 1Q2023, 85 peer-reviewed papers published on the utility of miRNAs in Alzheimer’s in 2013 has increased to 310 by 2022. Evidence of the role of miRNAs in AD biology and its utility as diagnostic targets has been published by labs in both industry and academic setting.

Biology of miRNAs

miRNAs are a class of non-coding, approximately 22 nucleotide long, functional RNA molecules. They play important role in the regulation of gene expression by binding to complementary regions of messenger RNA transcripts, the type that encode proteins, to regulate their translation to proteins or their degradation. Biologically, miRNA act as master regulators of protein synthesis, and thus have a significant impact on cell biology and disease pathology. Frequently, one miRNA can target multiple messenger RNAs (mRNAs) and one mRNA can be regulated by multiple miRNAs targeting different regions of the 3’ UTR (untranslated region). Once bound to an mRNA, miRNA can modulate protein production by affecting mRNA translation and stability.

Many miRNAs are specific to, or are over-expressed, in certain organs and tissues, including different brain regions (such as hippocampus, midbrain, frontal cortex, pituitary gland), and different cell types, such as neurons and glial cells. Some miRNAs, including those that are cell-specific, are enriched in certain cellular compartments, particularly in axons, dendrites and synapses.

Expression and levels of miRNAs are regulated by various physiological and pathological signals. Changes in expression of some miRNAs have been found in neurons of Parkinson’s, Alzheimer’s and other neurodegenerative disease patients.

Cellular pathophysiology selectively affects miRNA secretion, thus making miRNAs potentially effective biomarkers of disease. miRNAs can cross the blood-brain barrier and are stable in the bloodstream and other bodily fluids. miRNAs appear in circulation in complexes with proteins, lipoproteins, and in microvesicles.

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In vitro analysis of miRNAs as potential biomarkers

Investigators typically use one of two methods to discover whether miRNAs correlate with a disease, and each method has its limitation: first, expression patterns of hundreds of miRNAs in a bodily fluid from patients with a pathology of interest and from control subjects are compared using RT-qPCR, miRNA array or next generation sequencing (NGS). Second, analysis of disease-specific miRNAs is performed by comparing miRNAs isolated from pathologic and normal tissue, organ or cells. Both approaches hold promise; however, because the identified biomarkers are not restricted to a particular organ or tissue, they are often not sufficiently sensitive and/or specific to be of practical use.

Summary of Current Approaches to Analysis of miRNA in Plasma

Innovative technology developed by DiamiR addresses some of the limitations of these approaches. We hypothesize that changes in plasma levels of circulating miRNAs known to be enriched in specific regions of the brain involved in a disease pathology are more likely to reflect associated pathologic processes than changes in levels of ubiquitous miRNAs or other brain-enriched miRNAs. We analyzed expression and secretion of neurite / synapse specific miRNAs, which could be affected by neurite / synapse dysfunction and destruction characteristic of early stages of neurodegeneration. Since these cellular neurodegenerative processes occur 10+ years prior to any manifestation of dementia and Alzheimer’s symptoms, a miRNA testing platform has the potential to identify at-risk subject years before symptoms arise.

To compensate for processes unrelated directly to a disease pathology, e.g. changes in blood-brain barrier permeability, we employed the “biomarker pair” approach normalizing levels of miRNAs enriched in neurons of affected brain areas by levels of other brain-enriched miRNAs expressed in brain areas or cell types not involved in early stages of disease pathology. We have also found that high correlation of plasma concentrations of miRNAs in a candidate biomarker miRNA pair is critical for achieving high sensitivity and specificity of the pair as a biomarker. This finding significantly improves the selection of optimal miRNA pairs. Advantages and disadvantages of “Organ/Cell Specific Analysis” developed by us vs. other approaches to identifying miRNA biomarkers are summarized in the table above.

In summary, miRNAs are powerful biomarkers, because:

●	Certain miRNAs are enriched in

○	specific organs in the body (e.g. brain)
○	organ regions or tissues in an organ (e.g. hippocampus)
○	cell types in a region (e.g. neurons)
○	cellular compartments within a cell (e.g. neurites, synapses)

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●	miRNAs appear in blood because

○	secreted /excreted into extracellular space in normal cellular processes
○	can cross the blood-brain barrier
○	stable in circulation

●	Mature technologies are available for miRNA detection.

○	miRNAs are reflective of the biology of the disease at the time of biological samples are collected

●	miRNAs are stable analytes and can be handled in the lab without degradation concerns

Thus, miRNAs from the brain can be interrogated using a non-invasive, routine, blood sample.

Early, Specific Detection of MCI and AD

MCI and AD

Both the number of AD patients and the number of people at risk for developing AD are growing rapidly, especially in the developed countries, in part due to increased lifespan. Like for most diseases, early diagnosis and intervention are keys to developing more effective treatment, or potentially prevention, of AD. Alzheimer’s Association Report: 2023 Alzheimer’s Disease Facts and Figures (https://www.alz.org/media/documents/alzheimers-facts-and-figures.pdf) provides the following statistics:

●	Approximately 6.7M Americans over the age 65 currently have AD, 12.7M Americans are expected to have AD in 2050;

●	Someone in the US develops AD every 67 seconds and by 2050 one new case of AD is expected to develop every 33 seconds (~1M new cases per year);

○	An estimated 6.7 million Americans over age 65 are living with Alzheimer’s dementia in 2023.

○	About 1 in 9 people (10.7%) over age 65 has Alzheimer’s dementia.

○	Two-thirds of Americans over age 65 with Alzheimer’s dementia (4 million) are women.

○	Deaths due to Alzheimer’s disease between 2000 and 2019 have more than doubled, increasing 145%.

○	Among people aged 70, 61% of those with Alzheimer’s dementia are expected to die before age 80, compared with 30% of people without Alzheimer’s dementia.

●	This results in a significant cost burden to families, and payors such as Medicare and Medicaid:

○	In 2021, total payments for all individuals with Alzheimer’s disease or other dementias are estimated at $321 billion (not including unpaid caregiving).

○	Medicare and Medicaid are expected to cover $206 billion, or 64%, of the total health care and long-term care payments for people with Alzheimer’s disease or other dementias. Out-of-pocket spending is expected to be $81 billion.

○	Total payments for health care, long-term care and hospice care for people with Alzheimer’s disease and other dementias are projected to increase to nearly $1 trillion in 2050.

○	The total lifetime cost of care for someone with dementia is estimated at $371,621.

The figure below, adapted from the Alzheimer’s Association Report, presents percentage changes in selected causes of death between 2000 and 2019 (all ages). While the proportion of deaths from heart disease, stroke, and prostate cancer decreased, the proportion of deaths from AD in the US increased by 145%.

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Percentage Changes in Selected Causes of Death (All Ages) in the US between 2000 and 2019

Over the past 20 years, several investigational drugs for AD failed in clinical development. These drugs were intended to affect different aspects of AD pathology. A fundamental challenge of AD is that at the point at which physicians can render a definitive diagnosis, the patient has already suffered massive neuronal loss leading to overt cognitive dysfunction. Thus, clinical trials that are conducted in patients with advanced disease at the time of their enrollment may be targeting subjects too late in the disease progression for any meaningful impact on disease by the drug being tested. However, recently a number of high profile positive study results, have brought hope for treatment options for AD.

In May 2023, Eli Lilly and Company (NYSE: LLY) announced positive results of the TRAILBLAZER-ALZ 2 Phase 3 study showing that donanemab, an amyloid targeting antibody, significantly slowed cognitive and functional decline in people with early symptomatic Alzheimer’s disease. Treatment with donanemab slowed clinical decline by 35% compared to placebo, and resulted in 40% less decline on the ability to perform activities of daily living. While the FDA rejected an accelerated approval path for this drug, an approval is expected by year end 2023.

In November of 2022, Eiasi and Biogen announce positive topline Phase 3 randomized study data for lecanemab. Following the release of the full data set in December of 2022, at the CTAD conference, where lecanemab, an anti-amyloid antibody, slowed the rate of cognitive decline by 27% in an 18-month study involving participants experiencing the early stage of Alzheimer’s the FDA granted accelerated approval to lecanemab in Jan 2023 using an Accelerated Approval pathway, under which the FDA may approve drugs for serious conditions where there is an unmet medical need and a drug is shown to have an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit to patients.

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According the FDA release, “Researchers evaluated lecanemeb/Leqembi’s efficacy in a double-blind, placebo-controlled, parallel-group, dose-finding study of 856 patients with Alzheimer’s disease. Treatment was initiated in patients with mild cognitive impairment or mild dementia stage of disease and confirmed presence of amyloid beta pathology. Patients receiving the treatment had significant dose- and time-dependent reduction of amyloid beta plaque, with patients receiving the approved dose of Lecanemab, 10 milligram/kilogram every two weeks, having a statistically significant reduction in brain amyloid plaque from baseline to Week 79 compared to the placebo arm, which had no reduction of amyloid beta plaque.” This approval validates the thesis that enrolling early stage MCI and/or mild dementia patients is the optimal strategy for drug developers. In July 2023, CMS announced Medicare coverage for lecanemab priced at $26,500 per year.

Currently, few diagnostic tools are available for identifying these early-stage subjects, and those that are available are limited in their effectiveness. Based on the data generated to date, we feel that our platform technology may prove to have utility in identification of MCI and early dementia patients, opening up a significant opportunity for us to develop a pharma services business to support clinical studies for Alzheimer’s therapies.

Currently it is accepted that AD dementia is preceded by 10-20 years of the disease development, initially without clinical symptoms (pre-symptomatic AD), and then eventually manifested as MCI, followed by onset of dementia and clinical AD symptoms. Notably, detailed analyses of failed clinical trials suggest a therapeutic benefit in the sub-groups of patients with mild and moderate AD, a thesis validated by the lecanemab approval. Thus, there is a significant need for the development of new methods for early AD detection.

The urgent need to address AD epidemics has been recognized by the US Congress. “National Alzheimer’s Project Act” (NAPA) has been signed into law in 2011. As the result of the increased congressional funding, NIH spending on Alzheimer’s and related dementias research rose more than six-fold since 2015, reaching $3.87 billion requested for FY2024 ($321 million increase over previous year).

Current NIH budget proposal (nia.nih.gov/research/blog/2022/07/looking-forward-nihs-alzheimers-disease-and-related-dementias-fy-2024-bypass) describes prospective research opportunities organized in six broad categories, including: Diagnosis, Assessment, & Disease Monitoring: developing the next generation of biomarkers to enable detection and diagnosis even earlier than is now possible and to distinguish different forms of dementia from one another, as well as to leverage technologies that enable characterization of individual cells to advance dementia research.

Since cognitive testing cannot reliably identify patients in pre-symptomatic stages of AD, effective biomarkers are necessary for successful patient enrollment and treatment monitoring.

The pathology of AD is characterized by neuronal death in several specific regions of the brain, including the hippocampus and cortex. However, the neuronal loss is a relatively late event in the disease progression and is typically preceded by metabolic changes, including formation of beta-amyloid plaques and tau protein tangles, synaptic dysfunction, synaptic loss, neurite retraction, and the appearance of other abnormalities, such as axonal transport defects. Figure below (adapted from Jack et al. (2010) Lancet Neurol 9:119; Sperling et al. (2011) Alzheimers Dement., 7:280) depicts stages of AD progression from preclinical stage to dementia. To identify early stages of neurodegeneration, those preceding clinical manifestation, we focus on detecting synaptic dysfunction / loss in hippocampus, a brain region affected early on during AD development.

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Stages of Neurodegeneration

MCI, the first stage of AD that can be diagnosed by the cognitive function analysis, is a condition that can also be indicative of other NDs. Not all MCI patients develop AD: (1) it is estimated that MCI patients convert to dementia at a rate of 10-15% annually; at the same time (2) some MCI patients stabilize (do not develop AD) or revert to normal status; (3) approximately 20% of those MCI patients who do convert to dementia, are diagnosed with vascular, Lewy body, Huntington, Parkinson, and other non-AD dementias; and finally (4) disease progression varies for AD patients from slow to intermediate to rapid.

New research consortiums such as the Alzheimer’s Disease Neuro-imaging Initiative (ADNI) in the US (http://www.adni-info.org/) and similar projects in other countries have contributed to significant progress in early detection of AD with high sensitivity and specificity by imaging techniques and analysis of protein biomarkers in cerebrospinal fluid. However, the high cost and invasiveness of these methods make their application to primary screening of large populations impractical. Thus, there is a great need for non-invasive accurate and cost-effective test for early detection of AD.

COGNIMIR® PANEL OF miRNA BIOMARKERS for MCI and AD RISK ASSESSMENT

The table below presents the CogniMIR® panel of miRNA biomarkers in its current form. The miRNAs listed below are detectable in blood plasma and include miRNAs which are enriched in specific brain regions and present in synapses and those associated with inflammation. In 2023 we performed analytical validation of the technology, demonstrating that all CogniMIR® panel miRNAs can be reliably and consistently detected in plasma samples (Kunwar et al. (2023) Diagnostics 13:2170). In 2H 2023 we introduced machine learning with AI analytics into our laboratory to optimize the panel, and, if feasible, reduce the number of miRNAs in CogniMIR® to improve COGS and laboratory workflow without sacrificing performance.

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Brain-enriched miRNAs detectable in blood plasma hold strong potential as peripheral biomarkers of AD and AD related dementias

The data generated by our company over the last fourteen years provide strong support for the use of circulating brain-enriched and inflammation-associated miRNAs as biomarkers for detecting and assessing the course of neurodegenerative diseases at early, including preclinical, and later stages. Most notable findings include:

DIFFERENTIATION BETWEEN MCI AND AGE-MATCHED CONTROL

In studies conducted with plasma samples collected at Roskamp Institute, Sarasota, FL, miR-132 and miR-134 biomarker families detecting clinically diagnosed MCI with up to 0.95 accuracy (n=60) were identified. The data were replicated in an independent cohort of samples (n=100). Progression from a normal cognitive state to MCI was predicted with 0.84 accuracy 1–5 years prior to clinical diagnosis (n=19).

(Aging, 2012, 4:590; Aging, 2013, 5:925)

DIFFERENTIATION OF AD FROM OTHER NEURODEGENERATIVE DISEASES

In a study conducted with samples collected at the University of Pennsylvania, miRNA pairs and classifiers differentiated AD/PD/FTD/ALS from controls (n=250) with accuracies of 0.89/0.90/0.88/0.83 (AUCs: 0.96/0.96/0.94/0.93); and NDs from each other with accuracy/AUC ranging from 0.77/0.87 for AD vs. FTD to 0.93/0.98 for AD vs. ALS. The data indicated sex-related effects of some miRNA markers; the average increase in accuracy in distinguishing ND from control for all and male/female groups was 0.06.

(Alzheimer’s Research & Therapy, 2017, 9:89)

PREDICTION OF PROGRESSION IN SEX-STRATIFIED GROUPS

In a study conducted with plasma samples collected at Washington University, St Louis, MO, miRNA pairs differentiated asymptomatic study participants, with CDR 0 at the time of blood collection, who would progress to MCI (“progressors”, n=42, on average 6 years) from those who would remain cognitively normal (“non-progressors”, n=42) with an accuracy/AUC of 0.75/0.79. Both “progressor” and “non-progressor” groups included amyloid-positive and amyloid-negative participants as determined by CSF Aβ42. Considering sex as a biological variable increased the accuracy/AUC to 0.85/0.88 (male) and 0.84/0.86 (female).

(10th Clinical Trials on Alzheimer’s Disease (CTAD), 2017, Boston, MA, poster presentation)

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DEFINING CLINICALLY RELEVANT PATIENT GROUPS

The main objective of this study was to evaluate correlations and associations between the 24 miRNAs constituting CogniMIR® panel of miRNA biomarkers, and demographic and clinical factors known to be associated with AD, such as age, sex, amyloid status, APOE genotype, p-tau and neurofilament light (NfL), in 299 plasma samples collected during screening for the Anti-Amyloid Treatment in Asymptomatic Alzheimer’s (A4) prevention study.

This analysis showed statistically significant correlations of specific miRNA biomarker pairs with markers of AD, including in amyloid-positive and APOE4-carrier high-risk, clinically relevant group. The correlations are significantly improved by sex-stratification of study participants. miRNA pairs and SUVR correlation plots in amyloid positive/negative, APOE4 carriers/non-carriers, and male/female subgroups demonstrate strong correlations with r = 0.33 to 0.59; p = 0.034 to < 0.001. In amyloid positive/negative subgroup, APOE4 carriers are effectively separated from APOE4 non-carriers by select miRNA classifiers. Separation of APOE4 carriers from non-carriers is improved in subgroups stratified by sex. The best separation is observed within sex-stratified amyloid positive subgroup with AUC = 0.88 for males and AUC = 0.86 for females. Correlations between other measured parameters, including p-tau181 and NfL, have also been determined.

The results generated in this study indicate that levels of cell-free miRNA biomarker candidates have a strong potential to be used in combination with other AD markers and risk factors to better characterize preclinical AD patients.

(15th Clinical Trials on Alzheimer’s Disease (CTAD), 2022, San Francisco, CA, poster presentation)

CHARACTERIZING HETEROGENEOUS GROUPS OF PATIENTS WITH MCI, PRE-MCI, AND DEMENTIA

In this study, CogniMIR® miRNA biomarkers were analyzed in plasma samples of 200 study participants with the following clinical diagnoses at the time of blood draw: 76 cognitively unimpaired (CU), 85 MCI, and 39 AD. The plasma samples were collected at the Penn Alzheimer’s Disease Research Center (ADRC). Based on amyloid status (Aβ+/-), APOE genotype (APOE4 +/-), and sex, each sample was assigned to a specific subgroup. miRNA pairs and classifiers effectively differentiated defined subgroups. In line with our results in other studies, sex-stratified analysis yielded higher AUC values for females and males as compared to the combined group. The data supports the development of CogniMIR® miRNA biomarkers for better characterization of MCI/AD patients and understanding of AD-associated processes. Further, combining CogniMIR® miRNAs with other factors, such as amyloid and APOE, may enhance a biomarker algorithm.

Separation of different subgroups using one pair, two pairs and three pairs of miRNAs. AUC: the area under the ROC curve.

(Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands, poster presentation)

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HEALTHY BRAIN AGING

Using plasma samples collected at the New York Blood Center from cognitively unimpaired individuals 26-35, 36-45, 46-55, 56-65 and 66-75 years old, we have analyzed the levels of CogniMIR® miRNA panel during healthy aging and found that sex-dependent changes in miRNA levels can reflect centrally regulated processes., including changes in hormone levels during menopause. Concentrations of certain miRNAs peaked at different ages, 46-55-year-old and 56-65-year-old groups, respectively. This study provides an important insight into biology of our brain-enriched miRNA biomarkers detectable in blood plasma.

(Aging, 2018 10:3017; Aging, 2018, 10:2557)

CIRCULATING ORGAN-ENRICHED miRNAs AS BIOMARKERS OF RETT SYNDROME

Rett syndrome (RTT) is a rare (1 in every 10,000-15,000 live-born female births) neurodevelopmental disorder caused by mutations in the MECP2 gene that is characterized by neurological regression, microcephaly, motor stereotypies, irregular breathing, and other physical defects. Although diagnostic MECP2 genetic testing is widely available for RTT, biomarkers of RTT, including minimally invasive, blood-based indicators of disease severity and progression, are lacking. DiamiR is validating a sensitive assay for RTT staging/prognosis and disease and treatment monitoring.

Following the pilot study conducted by DiamiR using four mouse models of the disease and human plasma samples, we have defined a panel of 44 miRNA biomarker candidates and conducted a study evaluating their effectiveness as RTT biomarkers using plasma samples of 163 study participants, including 81 RTT patients and 82 age-matched controls; all collected at the Montefiore Medical Center, Bronx, NY.

miRNA pairs/classifiers were shown to effectively differentiate between RTT patients and control of three age groups (best classifier AUC=0.94 for <5-yr-olds, AUC=0.91 for 6-15-yr-olds, AUC=0.77 for >16-yr-olds). Several miRNAs were also shown to present efficient biomarkers of secondary pathology: walking ability (AUC=0.82), hyperventilation/breathing problems (AUC=0.75), and epilepsy (AUC=0.89).

The data supports the development of assays based on the analysis of cell-free brain/other organ-enriched miRNAs detectable in blood plasma to facilitate better understanding of RTT-associated pathophysiological processes and development of therapeutics for RTT.

Pilot DiamiR Study on miRNAs as Novel Translational Biomarkers of Rett Syndrome

Areas under the ROC curves (AUC) for select miRNA biomarker pairs

miRNA pairs	Mouse models study				Human RTT study		
	1	2	3	4	2-5 y.o.	6-15 y.o.	>15 y.o.
	n=19	n=18	n=13	n=20	n=17	n=24	n=14
miR-107 / miR-335-5p	0.96	0.99	0.93	0.80	0.72	0.84	
miR-107 / miR-132-3p	0.86	0.98	0.71	0.82	0.85	0.65	
miR-491-5p / miR-335-5p	0.96	0.98	0.79	0.78		0.81	
miR-491-5p / miR-132-3p	0.87	0.99		0.82	0.90	0.67	
miR-411-5p / miR-323-3p	0.77	0.84			0.88	0.71	
miR-16 / miR-323-3p	0.88	0.79	0.73	0.75			0.72
miR-16 / miR-335-5p	0.91	0.98	0.95	0.75			0.80
miR-16 / miR-411-5p	0.76		0.79				0.77
miR-132-3p / miR-335-5p	0.84	0.89	0.96				0.91

miRNA sequences are highly conserved across species

Mouse models:
1: male, *Mecp2*$^{tm1.1Jae}$ Null ; 2: male, *Mecp2*$^{tm1.1Bird}$ Null;
3: female, *Mecp2*$^{tm1.1Jae}$ Het; 4: female, *Mecp2*$^{tm1.1Bird}$ Het

Differentiation of sub-groups of Rett study participants

Age
Co-pathologies
<5 yr old
(Rett/Control: n=12/12)
AUC=0.944
Epilepsy (Y/N: n=47/30)
AUC=0.889
6-15 yr old
(Rett/Control: n=35/33)
AUC=0.909
Walking (Y/N: n=45/32)
AUC=0.816
16+ yr old
(Rett/Control: n=30/34)
AUC=0.768
Hyperventilation/
breathing problems
(Y/N: n=50/27)
AUC=0.746

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(PLoS One, 2019; doi: 10.1371/journal.pone.0218623; Rett Syndrome Foundation Research Trust Conference, 2023, Boston MA, poster presentation)

To develop a marketable RTT diagnostic solution, we plan to offer both sequencing services (of the MECP2 gene) and our proprietary miRNA panel. We are currently working with Agilent technologies to develop a custom NGS assay for Rett syndrome on a MiSeQ platform (Illumina) and offer it as a first line test for RTT in our CLIA lab in 2024.

BEYOND BRAIN HEALTH: UNIVERSAL SCREENING TEST

We believe our core miRNA technology is robust and applicable to early detection of disease pathology in different organs, not only in the brain, which enables a novel approach to screening whereby a battery of screening tests relying on organ-enriched miRNAs detect the presence of pathology in a given organ; where the detection of a pathology in an organ can result in more specific (and possibly expensive and or invasive) testing for a differential diagnosis of the disease.

In a proof-of-concept study, miRNA pairs comprised of select miRNAs enriched in the organs of the gastrointestinal (GI) and pulmonary systems effectively differentiated respective pathologies of the GI (esophageal, gastric or colon cancers (stages I and II), and Crohn’s disease) and lung (pneumonia, asthma, and non-small cell lung cancer (40% with stages I and II)) systems from age-matched controls and from each other with an overall accuracy of 90-96%.

The figure below summarizes the approach and principal findings:

(Journal of Translational Medicine, 2013, 11:304)

ANALYTICAL PLATFORM FOR PLASMA miRNA DETECTION

In 2023 we completed an analytical validation of plasma miRNA detection in DiamiR CLIA laboratory-based platform based on Qiagen’s LNA qPCR technology.

This study, published in a peer-reviewed publication and reported at several scientific meetings (below), we have demonstrated that the 24 miRNA biomarker candidates comprising CogniMIR® panel, as well as additional miRNAs showing promise as RTT biomarker candidates, can be reliably and consistently detected in human plasma samples with the methods implemented at DiamiR CLIA lab. While stem-loop-based TaqMan and locked nucleic acid (LNA)-based qPCR assays are shown to produce highly consistent results, Qiagen’s LNA-based qPCR technology is better suited for a CAP/CLIA-certified clinical laboratory.

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(Diagnostics, 2023, 13:2170; Rett Syndrome Foundation Research Trust Conference, 2023, Boston MA, poster presentation; Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands, poster presentation

Publications and Presentations

During the last 12 years we published a number of peer-reviewed papers describing our technology for identification of miRNA biomarker pairs (the contents of these publications are not part of, and are not incorporated by reference into, this prospectus):

1.	Analytical Validation of a Novel MicroRNA Panel for Risk Stratification of Cognitive Impairment. Arzu Kunwar, Kenny Kwabena Ablordeppey , Alidad Mireskandari, Kira Sheinerman, Michael Kiefer, Samuil Umansky and Gyanendra Kumar. Diagnostics 2023, 13, 2170. https://doi.org/10.3390/ diagnostics13132170
2.	Evaluation of long-term COVID-19. Michael C. Kiefer and Samuil R. Umansky. Aging (Albany NY), 13(12): 15691–15693 (2021)
3.	Brain-enriched microRNAs circulating in plasma as novel biomarkers for Rett syndrome. Kira Sheinerman, Aleksandra Djukic, Vladimir G. Tsivinsky, and Samuil R. Umansky. PLOS ONE 14(7): e0218623 (2019)
4.	Aging and aging-associated diseases: a microRNA-based endocrine regulation hypothesis. Samuil Umansky. Aging, Theory, 10(10): 2557-2569 (2018)
5.	Age- and sex-dependent changes in levels of circulating brain-enriched microRNAs during normal aging. Kira Sheinerman, Vladimir Tsivinsky, Aabhas Mathur, Debra Kessler, Beth Shaz and Samuil Umansky. Aging, Research, 10(10): 3017–3041 (2018)
6.	Circulating brain-enriched microRNAs as novel biomarkers for detection and differentiation of neurodegenerative diseases. Kira S. Sheinerman, Jon B. Toledo, Vladimir G. Tsivinsky, David Irwin, Murray Grossman, Daniel Weintraub, Howard I. Hurtig, Alice Chen-Plotkin, David A. Wolk, Leo F. McCluskey, Lauren B. Elman, John Q. Trojanowski and Samuil R. Umansky. Alzheimer’s Research & Therapy, 9:89 (2017)
7.	Universal screening test based on analysis of circulating organ-enriched microRNAs: a novel approach to diagnostic screening. Kira S Sheinerman and Samuil Umansky. Expert Review of Molecular Diagnostics, 3:329 (2015
8.	Analysis of organ-enriched microRNAs in plasma as an approach to development of Universal Screening Test: feasibility study. Kira S. Sheinerman, Vladimir G. Tsivinsky and Samuil R. Umansky. Journal of Translational Medicine, 11:304 (2013)

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9.	Plasma microRNA biomarkers for detection of mild cognitive impairment: biomarker validation study. Kira S. Sheinerman, Vladimir G. Tsivinsky, Laila Abdullah, Fiona Crawford and Samuil R. Umansky. Aging, 5: 925-938 (2013)
10.	Circulating cell-free microRNA as biomarkers for screening, diagnosis, and monitoring of neurodegenerative diseases and other neurologic pathologies. Kira S. Sheinerman and Samuil R. Umansky. Frontiers in Cellular Neuroscience, 7: 00150 (2013)
11.	Early detection of neurodegenerative diseases: Circulating brain-enriched microRNA. Kira S. Sheinerman and Samuil R. Umansky (Editorial). Cell Cycle, 12: 1-2 (2013)
12.	Plasma microRNA biomarkers for detection of mild cognitive impairment. Kira S. Sheinerman, Vladimir G. Tsivinsky, Fiona Crawford, Michael J. Mullan, Laila Abdullah, and Samuil R. Umansky. Aging, 4: 590-607 (2012)

Our data were also presented at numerous scientific and industry conferences, most recently:

Child Neurology Society, October 2023, Vancouver, Canada,

Rett Syndrome Foundation Research Trust Conference, September 2023, Boston MA,

Alzheimer’s Association International Conference 2023, Amsterdam, Netherlands,

15TH Clinical Trials on Alzheimer’s Disease (CTAD), San Francisco, CA,

Alzheimer’s Association International Conference 2022, San Diego, CA.

Grants and Awards

Since its inception, we have raised over $9.7mm grant funding from government agencies and disease foundations. On October 1, 2020, we announced that we received two grants from the National Institutes of Health (NIH) in the total amount of $3.86 million. The National Institute on Aging (NIA) awarded the company approximately $3.36 million in a Commercialization Readiness Pilot (CRP) grant as part of its Small Business Innovation Research (SBIR) program. The award builds upon earlier studies conducted by DiamiR in collaboration with leading academic centers and continues to support development of CogniMIR® , the company’s lead diagnostic product candidate for early detection and monitoring of mild cognitive impairment and AD. The second award of $498,572 was granted to DiamiR by the National Institute for Neurological Disorders and Stroke (NINDS) for a project entitled “Circulating Organ-enriched microRNAs as biomarkers of Rett Syndrome.”

We have received, non-dilutive funding to support our work. Below is a summary of our awards to date:

* indicates grants from the National Institutes of Health (NIH).

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NIH/NIA SBIR CRP Grant Number 2R44AG044860-07 09/01/2020 – 04/30/2024

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease

Analytical validation of CogniMIR® miRNA panel, and other studies supporting commercialization of the test within a CLIA/CAP laboratory.

NIH/NINDS SBIR Phase I Grant Number R43NS115212. 09/30/2020 – 03/30/2023

Title: Circulating organ-enriched microRNAs as biomarkers of Rett syndrome.

NIH/NIA SBIR Phase IIB Grant Number 2R44AG044860-04 03/01/2017 – 08/28/2020

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease.

The main goal of this Phase IIB study is to establish reliable pre-analytical protocol and analytical workflow for detection of brain-enriched microRNAs in plasma of AD patients and control subjects.

NIH/NIA, Grant Number 3R44AG044860-06S1 (Admin. Suppl.) 09/01/2019 – 02/28/2020

Title: Brain-enriched microRNAs detectable in plasma as biomarkers of Alzheimer’s disease.

Alzheimer’s Drug Discovery Foundation. Ref #: 201809-2016425 11/11/2019 – 11/10/2020

Title: Circulating brain-enriched microRNAs as peripheral biomarkers of neurodegeneration.

The main goal of this project is to assess associations between circulating brain-enriched microRNAs and known AD markers in preclinical AD samples from A4 prevention study.

NIH/NIA SBIR Phase II Grant Number 2R44AG044860-02 02/15/2015 – 01/31/2017

Title: Early detection of Alzheimer’s (MCI stage): Analysis of plasma cell-free miRNA.

The goal of this Phase II study was to provide further validation for the MCI microRNA signature using plasma samples from well-characterized heterogeneous cohorts and to define microRNA biomarker signatures for predicting AD “progressors” and for differentiating AD from other neurodegenerative diseases.

NIH/NIA SBIR Phase I Grant Number 1R43AG053116-01 06/01/2016 – 11/30/2016

Title: Circulating organ-enriched microRNAs as biomarkers of aging

The goal of this study was to analyze brain-enriched microRNA signatures detectable in plasma in the context of normal aging; the study was conducted in collaboration with the New York Blood Center.

Rett Syndrome Research Trust (2014 and 2015 awards) 12/01/2014 – 04/30/2016

Title: Analysis of circulating brain-enriched microRNAs as biomarkers for Rett Syndrome.

The goal of this study was to assess brain-enriched microRNA biomarkers in plasma samples of Mecp2 deficient male and female mice and controls.

NIH/NIA SBIR Phase I Grant Number 1R43AG044860-01 07/01/2013-12/31/2013

Title: Early detection of Alzheimer’s disease at MCI stage by analysis of cell-free miRNA in plasma.

The goal of this study was to assess feasibility of detecting MCI patients who would progress to AD dementia and to identify microRNA biomarker candidates for differentiating Alzheimer’s disease from Parkinson’s disease.

The Michael J. Fox Foundation for Parkinson’s Research Grant Number 9477 2014

Title: Analysis of circulating brain-enriched microRNAs as biomarkers for Parkinson’s disease.

The goal of this study was to test microRNA biomarker candidates using plasma samples collected from Parkinson’s disease patients and age-matched controls from the BioFIND clinical study.

IRS-QTDP 2011

Title: Development of ADmiR, molecular test for early detection and monitoring of Alzheimer’s Disease.

Early studies towards identification of microRNA biomarker candidates for Alzheimer’s Disease.

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Research & Development Strategy

We intend to conduct clinical development and launch CogniMIR® as a Laboratory Developed Test (LDT) using our CLIA-certified, CAP accredited laboratory based in New Haven CT.

According to the FDA’s guidance, “a laboratory developed test (LDT) is a type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory. LDTs can be used to measure or detect a wide variety of analytes (substances such as proteins, chemical compounds like glucose or cholesterol, or DNA), in a sample taken from a human body. Some LDTs are relatively simple tests that measure single analytes, such as a test that measures the level of sodium. Other LDTs are complex and may measure or detect one or more analytes. For example, some tests can detect many DNA variations from a single blood sample, which can be used to help diagnose a genetic disease. Various levels of chemicals can be measured to help diagnose a patient’s state of health, such as levels of cholesterol or sodium. While the uses of an LDT are often the same as the uses of FDA-cleared or approved in vitro diagnostic tests, some labs may choose to offer their own test. For example, a hospital lab may run its own vitamin D assay, even though there is an FDA-cleared test for vitamin D currently on the market.”

While our plan is to validate the CogniMIR® miRNA panel in our lab, we are also studying the feasibility of offering protein biomarker testing, including but not limited to, pTau-181, pTau-217, NfL, AB42/400 and TDF 43 in our lab. There are a number of platform technologies (ELISA, Mass Spec, PCR) from various vendors that could be implemented in our lab.

For pharma services contract work, we may use a 3rd party lab for protein biomarker testing. This would free up capacity in our lab for clinical validation work while generating near term revenue for the company. We have identified two potential partner labs for this work and are conducting our diligence on their capabilities.

Our Clinical Research Collaborators

Past and present parties with whom we have established relationships (some projects are ongoing and some have been completed) include, but are not limited to:

●	Roskamp Institute Memory Center, Sarasota, FL
●	Washington University Alzheimer’s Disease Research Center
●	Center for Neurodegenerative Disease Research, Alzheimer’s Disease Research Center, University of Pennsylvania
●	Alzheimer’s Disease Cooperative Study (ADCS) Biomarker Core at University of California, San Diego (UCSD)
●	Alzheimer’s Therapeutic Research Institute of University of Southern California (USC ATRI)
●	Brain Health Imaging Institute of Weill Cornell Medicine (BHII)
●	Tri-State Rett Syndrome Center, Montefiore Medical Center, Albert Einstein College of Medicine
●	New York Blood Center, Inc.

These organizations have provided, and may continue to provide, DiamiR with plasma samples, and accompanying clinical data as available, including disease status, patient demographics, neuroimaging data, CSF biomarkers analysis, cognitive assessment parameters, and accompanying diseases outcomes. DiamiR works, and will continue to work, closely with the researchers and physicians at the centers to ensure that the available clinical data is properly interpreted.

Intellectual Property

Our business relies on proprietary technologies and product branding. Our policy is to seek patent protection domestically and internationally and trademark registration for valuable assets, as appropriate, and maintain other aspects of our proprietary platform, processes, and know-how as trade secrets.

In February 2014 the United States Patent and Trademark Office (USPTO) issued U.S. Patent No. 8,648,017, entitled “Methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.” The patent, which is set to expire in November 2030, claims the use of methods developed by DiamiR for early detection and diagnosis of NDs.

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Additionally, we have four families of pending patent applications, including national phase filings for International Patent Application No. PCT/US2012/034025 entitled “Methods of using miRNA from bodily fluids for early detection and monitoring of Mild Cognitive Impairment (MCI) and Alzheimer’s disease (AD)” and national phase filings for International Patent Application No. PCT/US12/34098 entitled “miRNA - based Universal Screening Test (UST),” filed by us to broadly cover specific applications of our technology.

The table below contains the patent listing and country of issue for all of our 51 issued patents. We have an obligation to pay annual fees to keep these patents active in the different territories that have issued the patents.

Our team has developed a substantial know-how in extracting, detecting and analyzing miRNAs. All statistical analyses are performed with the proprietary software developed by the Company, which is currently maintained as trade secret. Data analysis performed with our software will become an integral part of the tests developed by the Company.

We also plan on seeking trademark protection for commercially valuable products we develop. At the date of this prospectus US Federal trademark applications for the marks CogniMIR® and DiamiRTM are have been issued by the USPTO.

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Market Size and Competition

US market opportunity for CogniMIR® in selection of early-stage patients for clinical trials – the following key market statistics are relevant for assessment of the overall size of this opportunity are compiled by the Alzheimer’s Association (alz.org):

●	The population of Americans age 65 and older is projected to grow from 58 million in 2021 to 88 million by 2050.
●	The percentage of people with Alzheimer’s dementia increases with age: 5.0% of people age 65 to 74, 13.1% of people age 75 to 84, and 33.2% of people age 85 and older have Alzheimer’s dementia.
●	Almost 2/3 of American with AD are women. Of the 6.7 million people age 65 and older with Alzheimer’s dementia in the United States, 4.1 million are women and 2.6 million are men. This represents 12% of women and 9% of men age 65 and older in the United States.
●	By 2025, the number of people age 65 and older with Alzheimer’s dementia is projected to reach 7.2 million — an 11% increase from the 6.7 million age 65 and older affected in 2023.

●	By 2060, the number of people age 65 and older with Alzheimer’s dementia is projected to reach 13.8 million, barring the development of medical breakthroughs to prevent, slow or cure Alzheimer’s disease.
●	220+ clinical trials on MCI / AD are currently ongoing in the US; average number of patients: 220 per trial (source: clinicaltrials.gov);
○	The total number of patients screened per trial is at least the number of patients enrolled and frequently two to five times greater.

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Broad screening of population in high-risk groups (e.g. for AD registries) presents a separate business opportunity for CogniMIR®.

By 2025, and estimated 7.2 million Americans will develop dementia. This number is expected to reach 13.8 million by 2060. Data suggest that annually about 500,000 cases are detected in the US. Based on the population statistics the number of new AD cases in Europe can be estimated at 830,000 per year and in Japan at 216,000 cases per year.

The potential worldwide market for AD diagnostic tests is driven not only by AD patients, but also by the millions of aging baby boomers (approaching age 65 as well as those in their 50s) considered as high risk for AD. The US population of 65+ year-olds is currently 58 million, and is estimated to reach 88.5 million by 2050.

Studies from Harvard and Tufts Medical Center establish a high level of interest in early detection of AD and report that 66% – 70% of respondents would like to be screened for AD even if no treatment is available [Harvard study: Alzheimer’s Research & Therapy 2013, 5:43; telephone survey of 2,678 respondents from the US, France, Germany, Poland, Spain; Tufts study: Health Econ 2012, 21:238; internet survey of 1,463 US respondents].

A survey by Alzheimer’s association also highlighted consumers attitudes regarding pre-symptomatic testing for AD:

Initial focus

Since our panel is now analytically validated, our miRNA panel can be used to screen patients for AD and PD clinical trials. According to clinicaltrials.gov, there are more than 250 MCI trials in Phase 1 and Phase 2, and more than 700 PD trials currently ongoing. Analyses of recent trials indicate the need for a noninvasive inexpensive screening tool.

As of September 2023, 62 phase 1 and early phase 1 studies are listed as currently recruiting or are active on clinicaltrials.gov. An additional 94 trials are recruiting in phase 2. As uncertain as it may be, penetrating this market could result in near term revenues for the Company and provide a significant growth opportunity for us.

High screen failure rates (estimated: 50% for mild to moderate Alzheimer’s trials and up to 80% for prodromal trials) result in lengthy recruitment and significantly increase the cost of trials. A Cleveland Clinic study concluded that the failure rate for AD drug development reached 99.6% in 2002-2012. Drug developers are focusing now on developing treatments that can have an impact on AD earlier in the pathology if the disease, and hence, diagnostic tools that could identify the disease early are needed to enable the development and use of such new treatments.

Our plan for CogniMIR® is for it be initially launched and performed in our CLIA lab facility with an expected capacity to perform at 3,500 to 5,000 tests per year. The test will be used to stratification tools for patient inclusion/exclusion into AD and MCI trials, allowing us to act as a CRO to support such studies.

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In parallel, we plan on launching our clinical version of our test, and plan for a validation study for CogniMIR® to commence in 2H 2023. This study will be designed to measure the tests performance criteria including its Sensitivity, Specificity, Negative and Positive predictive values. Our goal is to make CogniMIR® a risk assessment tool that incorporated miRNA, blood protein biomarker and demographic datapoints to generate a risk score that allows physicians and patients make treatment decisions based on each patient’s unique biomarker profile.

We will work closely with Key Opinion Leaders (KOLs) to build a large database of clinical data. The database will include the data from both prospective studies conducted for clients and from archived samples already collected at academic research centers. We intend to publish the results of the analysis in peer-reviewed journals.

Competition

The table below summarizes types of biomarkers, which are currently used and are being developed for the detection of MCI and AD.

Based on the information available at the time of this prospectus, a number of companies are currently developing molecular assays for early detection of AD, including but not limited to: Quanterix, C2N Diagnostics, ALZPath, Cognoptix, Eli Lilly, LabCorp, NanoSomiX, NeuroTrack, Esya Labs, Brain Spec, Cogni.Dx, Roche, and Quest Labs. A number of academic groups are also pursuing identification of AD biomarkers.

Advantages of Our Technology

Key advantages of our technology include the following:

●	Our novel proprietary approach allows detecting molecular signatures of brain health in blood;

●	Liquid biopsy, blood-based, tests are noninvasive, are potentially less expensive than current tests that rely on neuroimaging technologies and analysis of biomarkers in cerebrospinal fluid, and are therefore suitable for primary screening;

●	The proof-of-concept data generated to date indicates our approach may allow detecting and differentiating pathologies with high degree of accuracy; and

●	Our technology is complementary, and potentially synergistic, to other diagnostic platforms, such as imaging and/or blood protein biomarkers.

Our tests are currently not commercially available. If the tests are successfully developed and launched, we believe that we will compete primarily on the basis of:

●	Clinical validation of our biomarker panels using samples from large heterogeneous cohorts from both retrospective and prospective clinical studies, including demonstration of correlation of our biomarkers with currently used biomarkers of AD and of the ability of our tests to specifically identify AD, and differentiate it from other NDs;

●	Our ability to identify MCI, and predict whether a patient is likely to progress to AD or other NDs;

●	Our ability to monitor disease progression and response to treatment;

●	Ease of use of our tests: they are noninvasive, based on analysis of plasma;

●	Potential cost advantage of our tests compared to imaging and analysis of cerebrospinal fluid biomarkers;

●	Our collaborations with high profile academic clinical centers; and

●	Value to customers (e.g. asymptomatic subjects in high-risk groups) promoting repeat testing e.g. annual screening.

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We believe that our success will depend on our ability to expeditiously:

●	Launch the tests in the US and expand in countries outside of the US;

●	Continue to innovate and maintain scientifically advanced technology;

●	Market and sell our tests, initially as a clinical research tool for pre-selection of patients for AD trials;

○ Expand our tests to provide information on other NDs;

●	Optimize our sample collection process;

●	Publish clinical studies in peer-reviewed journals;

●	Continue to validate our tests, especially with respect to treatment benefit;

●	Attract and retain skilled personnel;

●	Protect our products and technology with patents;

●	Assure the quality of our LDTs produced under CLIA guidelines;

●	Assure that the CLIA lab where tests are produced continue to maintain all appropriate licenses; and

●	Obtain necessary regulatory approvals.

Payment and reimbursement

The principal groups that we expect to pay for our molecular testing services include:

●	Biopharmaceutical companies conducting clinical trials;

●	Clinical centers, including memory, brain health and geriatric centers that will pay negotiated rates for their clinicians’ test orders;

●	Commercial third-party payors, based on existing or novel Current Procedural Terminology (CPT) and/or PLA codes;

●	Government and private payors, with whom we plan to initiate a dialog and to submit relevant applications as soon as feasible; and

●	Patients and at-risk individuals who pay co-payments, deductibles and other amounts that we are unable to collect from their health insurers.

After this offering, we plan to expand our team with reimbursement and regulatory experts, and we will work diligently towards securing reimbursement based on current regulations. We plan on creating a clinical dossier compromised of peer-review publications on the following 4 key areas:

1.	Analytical Validation-The assay correctly and reproducibly tests for specific analytes / targets

2.	Clinical Validation- The assay’s target analytes rule-in or rule-out a disease

3.	Clinical utility-The test results in changes with physician behavior or patient treatment

4.	Cost-effectiveness and economic health benefits - The test saves the healthcare system money, either by reducing unnecessary treatment, improving outcomes or other measures.

A robust clinical dossier is a critical tool for successful reimbursement discussions with payors. Our management team has experience with, and understands the process, and focus its efforts to gain insurance coverage in a timely manner.

Accurate early diagnostics of AD will improve effectiveness of future cost of care for AD. The current cost of care for AD and AD related issues is estimated to be around $345B annually and is expected to reach $1Trillion by 2050.

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*https://www.alz.org/media/Documents/alzheimers-facts-and-figures.pdf

Strategies and products designed for early identification of AD are key to reducing the financial burden of AD to payors, caregivers and families of those impacted by this disease. Thus, the use of CogniMIR® and our other future tests align with payors’ goals to improve the affordability and efficacy of diagnosis and treatment for AD.

Other supportive publications on cost effectiveness of early intervention include:

“Evaluation of the Cost-effectiveness of Drug Treatment for Alzheimer Disease in a Simulation Model That Includes Caregiver and Societal Factors.” Ito et. al. JAMA Netw Open. 2021 Oct; 4(10): e2129392. Published online 2021 Oct.22. doi: 10.1001/jamanetworkopen.2021.29392PMCID: PMC8536950. PMID: 34677596

“Assessing the Cost-effectiveness of a Hypothetical Disease-modifying Therapy With Limited Duration for the Treatment of Early Symptomatic Alzheimer Disease.” Boustani et. al., Clinical Therapeutics. Volume 44, Issue 11, November 2022, Pages 1449-1462. https://doi.org/10.1016/j.clinthera.2022.09.008

https://cevr.tuftsmedicalcenter.org/publications/valuing-alzheimer-disease-therapies-considering-costs-and-benefits-beyond-the-patient

“Early intervention in Alzheimer’s disease: a health economic study of the effects of diagnostic timing” Barnett et al. BMC Neurology 2014, 14:101].

Regulations

Clinical Laboratory Improvement Amendments of 1988 and State Regulation

In the United States, as a diagnostic service provider, we are required to hold certain federal and state licenses, certifications and permits to conduct our business. As to federal certifications, in 1988, Congress passed the Clinical Laboratory Improvement Amendments, or CLIA, establishing quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed. All our tests will be validated and performed at laboratories, which are CLIA certified and additionally accredited by the College of American Pathologists, or CAP, a CLIA approved accrediting organization.

Under CLIA, a laboratory is any facility which performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. CLIA also requires that a laboratory holds a certificate applicable to the type of work performed and complies with certain standards. CLIA further regulates virtually all clinical laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. Laboratories must register and list their tests with CMS, the agency that oversees CLIA; are subject to survey and inspection every two years to assess compliance with program standards; and may be subject to additional unannounced inspections.

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State Laboratory Testing – Several states require the licensure of out-of-state laboratories that accept specimens from those states. For example, New York State requires a laboratory to hold a permit, which is issued after an on-site inspection and approval of testing methodology, and has various requirements over and above CLIA. For development of our tests we plan to partner with CLIA-certified laboratories that are also licensed in all or almost all states, including New York. All our tests will be developed as laboratory-developed tests (LDTs).

FDA

The United States Food and Drug Administration, or FDA, regulates the sale and distribution in interstate commerce of medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, including in vitro diagnostic devices (IVDs), reagents and instruments used to perform diagnostic testing. Devices must undergo premarket review by FDA prior to commercialization unless the device is of a type exempted from such review by statute, regulation, or pursuant to FDA’s exercise of enforcement discretion. FDA, to date, has generally not exercised its authority to actively regulate the development and use of LDTs, which are tests that are designed, manufactured, validated and used within a single laboratory, unlike IVDs and therefore we do not believe that our LDTs currently require pre-market clearance or approval.

On July 31 2014, FDA announced its intent to issue a draft guidance proposing a framework for risk-based oversight of LDTs. The guidelines are expected to undergo substantial review involving multiple stakeholders. According to the FDA announcement, once the guidelines are finalized, FDA LDT regulation would be phased in over at least a 9-year period.

Executives of the Company have been closely following the discussion on a potential expansion of FDA oversight of LDTs since 2006, and have long anticipated the recent announcement. By operating under voluntary higher standards to demonstrate the clinical and analytical validity and utility of our tests, we expect to be well positioned to address potentially broader regulatory requirements.

We believe that some level of premarket review—either a 510(k) clearance or a premarket approval (PMA)—would likely be required for our tests if FDA no longer applies its enforcement discretion to LDTs. It is likely that some clinical data (retrospective and/or prospective) would be required for either type of submission. Similar to any academic laboratory or commercial laboratory, we cannot assure that CogniMIR® and our future products will not require 510(k) clearance or PMA approval in the future, or, in such an event, that such approval or clearance would be forthcoming.

Regardless of the regulatory framework, DiamiR intends to conduct multiple clinical studies in support of the analytical and clinical validity claims of our diagnostic tests. These studies will continue after our tests are launched to accumulate additional data and further evaluate benefits for patients and to inform healthcare providers. The results of the clinical testing will be fully communicated to the medical and scientific communities.

HIPAA and HITECH

Under the provisions of the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, the United States Department of Health and Human Services issued regulations that establish uniform standards governing the conduct of certain electronic health care transactions and protecting the privacy and security of protected health information (PHI) used or disclosed by health care providers and other covered entities. Three principal regulations with which we are required to comply have been issued in final form under HIPAA: privacy regulations, security regulations, and standards for electronic transactions, which establish standards for common health care transactions.

The privacy regulations cover the use and disclosure of PHI by health care providers. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a health care provider, including the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. The security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of PHI that is electronically transmitted or electronically stored. The HITECH Act, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI.

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These laws contain significant fines and other penalties for wrongful use or disclosure of protected health information.

Federal, State and Foreign Fraud and Abuse Laws

In the United States, there are various fraud and abuse laws with which we must comply and we are potentially subject to regulation by various federal, state and local authorities. We also may be subject to foreign fraud and abuse laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for patient referrals for, or purchasing, leasing, ordering or arranging for the purchase, lease or order of, any health care item or service reimbursable under a governmental payor program.

Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal health care program business, regardless of whether there are other legitimate purposes for the arrangement. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, credit arrangements, payments of cash, consulting fees, waivers of co-payments, ownership interests and providing anything at less than its fair market value. Penalties for federal anti-kickback violations are severe, and include imprisonment, criminal fines, civil money penalties, and exclusion from participation in federal health care programs. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Legislation defining two new federal crimes related to health care was recently enacted: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs.

Finally, another development affecting the health care industry is the increased enforcement of the federal False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties ranging from $5,500 to $11,000 for each false claim.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program.

In Europe various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offence. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

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Properties.

We currently lease an office at the Princeton Research Center in Monmouth Junction, NJ at a monthly rental rate of $449 pursuant to a one-year lease agreement amendment dated August 19, 2014 with an option to renew the lease for another year. Computational work, experimental design, and data analysis are done on premises.

We acquired a CLIA certified, CAP accredited laboratory space in New Haven CT in April 2021. We operate this lab with DiamiR employees and pay a monthly fee of $3,214 for its rent.

While we believe that our current facility is adequate to meet our near term objectives, we may need additional space for laboratory operations in the future, and may look to expand our current lab, or invest in a developing a larger facility as our needs evolve.

MANAGEMENT

Directors and Executive Officers

The table below lists our officers and directors as of October 13, 2023. Dr. Umansky and Dr. Sheinerman have a father/daughter relationship.

Each director shall henceforth be elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws. None of our officers or directors is a party adverse to us or has a material interest adverse to us.

Name	Age	Position
Alidad Mireskandari	55	Chief Executive Officer
Fred Knechtel	63	Chief Financial Officer
Kira S. Sheinerman	44	Chairperson of the Board of Directors, Secretary and Treasurer
Samuil Umansky	74	Chief Scientific Officer

Alidad Mireskandari, PhD, MBA, Chief Executive Officer. Dr. Mireskandari has over 12 years of life sciences industry experience with a focus on molecular diagnostic test development and commercialization, including regulatory and reimbursement expertise. Dr. Mireskandari most recently served as Chief Development Officer of Interpace Biosciences, and prior to that as President & CEO of JS Genetics. From 2000 to 2009, Dr. Mireskandari was a hedge fund manager in charge of Life Sciences trading portfolios of Nomura Securities, BNP Paribas and Raeburn Advisors. Prior to this experience, he was a research fellow at National Institutes of Health’s National Cancer Institute. Dr. Mireskandari holds his Ph.D. in Generics from George Washington University and his MBA from the University of Michigan Ross School of Business.

Fred Knechtel, MBA, Chief Financial Officer. Mr. Knechtel has over 35 years of finance and operations experience in the life sciences, chemical, metals recycling, automotive, and aerospace industries. He is accomplished at preparing private companies for public listings, leading IPO processes, leading mergers and acquisitions, and fundraising, including initial public and rights offerings, private investment, preferred instruments, PIPEs, and debt. Currently Mr. Knechtel is the co-founder, CFO and Director of NorthView Acquisition Corp., a Special Purpose Acquisition Company (SPAC) focused on effecting a merger in the life sciences/healthcare industry. Previously, he served as CFO for Interpace Biosciences; CFO of GENEWIZ Inc., where he prepared GENEWIZ for its sale to Brooks Automation; CFO of Sims Metal management Limited; and CFO of Remy International Inc., where he led the IPO process and Nasdaq listing. Mr. Knechtel holds his MBA in Finance from Hofstra University and his BE in Mechanical Engineering from Stony Brook University.

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Kira S. Sheinerman, PhD, Executive Director. Kira Sheinerman is DiamiR’s Co-Founder and Executive Director. Dr. Sheinerman was also Executive Chairman of DiamiR, LLC prior to and after the Share Exchange. Dr. Sheinerman also serves as a Managing Director, Healthcare Investment Banking at H.C. Wainwright & Co., where she works on financial and strategic transactions for growth life sciences companies. Previously, she was a Managing Director of Healthcare Investment Banking at Burrill & Company and Rodman & Renshaw. Prior to investment banking, Dr. Sheinerman worked at the Arcus group, a life sciences strategic consulting firm. From 2010 to 2021 she served as a board member of the Boyce Thompson Institute, an affiliate of Cornell University; from 2015 through 2018 she served as the co-chair of Alzheimer’s Association Business Consortium; and from 2020 to 2023 she served as the senior strategic consultant to Aptorum Group (NASDAQ: APM). In 2008-2009, Dr. Sheinerman chaired the Board Executive Committee of Xenomics (now Cardiff Oncology; NASDAQ: CRDF). Dr. Sheinerman received her Ph.D. in Biomedical Sciences from Mount Sinai School of Medicine for her work on molecular mechanisms of Alzheimer’s Disease. Dr. Sheinerman also holds an Honors MBA from the Zicklin School of Business, Baruch College/CUNY.

Samuil Umansky, MD, PhD, DSci, Chief Scientific Officer. Samuil Umansky is DiamiR’s Co-Founder and CSO. Dr. Umansky is an experienced biotech entrepreneur and inventor. Previously, Dr. Umansky co-founded and served as the Chief Scientific Officer and President of Xenomics (now Cardiff Oncology; NASDAQ: CRDF), where he and his colleagues developed the cell-free transrenal nucleic acids technology for detection and monitoring of various cancers. From 1993 to 1999, he served as Director of Cell Biology, Vice President of Molecular Pharmacology, and Chief Scientific Officer of LXR Biotechnology, and led the discovery of SARPs/sFRPs, a new family of genes involved in regulation of Wnt-signaling pathway. Prior to joining LXR, Dr. Umansky was a professor at the Institute of Biological Physics of the USSR Academy of Science. He was among the first scientists to study apoptosis, or programmed cell death. Dr. Umansky conducted pioneering studies on DNA degradation in dying cells and proposed a hypothesis on the existence of a genetic cell death program, its evolutionary origin and role in carcinogenesis, concepts that later became widely accepted. Dr. Umansky has published more than 160 articles and is an inventor of over 80 US and international patents. He completed his medical training at Bogomolets National Medical University, Ukraine and graduate training at the Institute of Biological Physics, Russia.

Significant Employees

The following are employees who are not executive officers, but who are expected to make significant contributions to our business:

Gyanendra Kumar, PhD, VP, Assay Development. Dr. Kumar is an accomplished research & development leader, with experience in leading CLIA facility operations. Dr. Kumar has 20+ years of experience in the development of technologies for molecular diagnostic and other applications. Prior to joining DiamiR, he was VP of Assay Development at Interpace Biosciences. From 2014 to 2021, he led the completion of product development, validation, and launch of two molecular diagnostic tests for thyroid malignancy based upon Next Generation Sequencing and microRNA profiling. From 1999 to 2009, Dr. Kumar led R&D efforts for the development of whole genome amplification (WGA) technologies at Molecular Staging and at GE Healthcare. Furthermore, he has expertise and record of establishing independent research programs related to “Expression Regulation and Functional Genomics”. Prior to joining biotechnology industry, Dr. Kumar was Associate Professor of Molecular Biology & Genetics (1988-1996) at Wayne State University School of Medicine, Detroit MI. He received his post-doc training in Molecular Biology and Genetics from Prof. David C. Ward at Yale University, and Ph.D. in Chemistry from Lucknow University, India.

Michael Kiefer, PhD, Director of Research & Development. Michael Kiefer serves as Director of Research & Development at DiamiR. Dr. Kiefer has extensive molecular biology and assay development experience working primarily in start-up and early development biotech companies. From 2001 to 2016, Dr. Kiefer worked as a Senior Scientist at Genomic Health Inc. He led a research group that pioneered the development of a prototype diagnostic assay for predicting breast cancer recurrence, Oncotype DX. Prior to Genomic Health, 1993-1998, Dr. Kiefer served as a Senior Scientist, Director of Molecular Biology and Vice President of Molecular Biology at LXR Biotechnology Inc., where his group discovered BAK, a gene important in the regulation of cell death. Dr. Kiefer also served as a Research Scientist and Senior Scientist at Chiron Corp., 1987-1993, developing molecular cloning methods to facilitate the isolation of novel bone growth factors. Dr. Kiefer has published 74 articles and has 32 issued patents. He has a Ph.D. in Biochemistry and Biophysics and a B.S. in Zoology, both from the University of California, Davis.

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Kenny K. Ablordeppey, MS, Laboratory Supervisor & Project Manager. Prior to joining DiamiR Mr Ablordeppey was the Project Manager for Assay Development at Interpace Biosciences. From 2017 to 2021, he managed the completion of product development, validation, and launch of molecular diagnostic tests for thyroid malignancy. He has a M.S in Molecular and Cellular Biology and a B.S in Biochemistry and Molecular Biology from the University of Massachusetts, Amherst.

Scientific Advisory Board

The Scientific Advisory Board shall help the Company sharpen its focus on innovation and technological advancements and address critical scientific challenges in our research and development; it will provide overall advice on the scientific development of the company. As of the date of this prospectus, we have 4 members on this board.

Henry (Harv) M. Rinder, MD, MA, FACP, FASCP, Professor of Laboratory Medicine & Internal Medicine (Hematology), Yale School of Medicine & Yale-New Haven Hospital. He received a BS degree from Yale and MD from UVM, where he also completed a post-sophomore pathology fellowship under John Craighead, Jack Clemmons, and Wash Winn. Harv trained in internal medicine and was chief medical resident at Maine Medical Center with Bob Hillman and Ken Ault, then returned to Yale School of Medicine for training in hematology and clinical pathology under the tutelage of Bernie Forget, Ed Benz, Brian Smith, and Peter Jatlow, coming on staff at Yale New Haven Hospital in 1992. Dr. Rinder is active in research on molecular mechanisms of inflammation, platelets, and hemostasis; he consults in hematology, teaches residents and fellows in pathology and hematology, and directs the hematology laboratory at Yale-New Haven Hospital. Harv is an active collaborator on multiple clinical and translational research, as well as industry/pharma, projects. Dr. Rinder is a volunteer for the ASCP, serving on committees tasked with education and professional development, and currently is President of the ASCP, serving the pathology and laboratory professional workforce.

Dr. Rissman is Professor Physiology and Neuroscience and the W.M. Keck Endowed Professor in Medicine. He is the founding Director of the Neuroscience Translational Research Division and the ATRI Biomarker Laboratory and Biorepository. He is the Alzheimer’s Clinical Trials Consortium (ACTC) Biorepository Unit Lead. Dr. Rissman was a Founding Director of UCSD’s Alzheimer’s Disease Cooperative Study (ADCS) Biomarker Core, as well as, Founding Director of the Biomarker Core for University of Southern California (USC) Alzheimer’s Therapeutic Research Institute (ATRI) in San Diego. He is also the Director of UCSD’s Shiley-Marcos Alzheimer’s Disease Research Center (ADRC) Neuropathology and Biomarker Cores and Brain Bank and the Alzheimer’s Clinical Trials Consortium (ACTC). Dr. Rissman received his Bachelor of Science degree at UC San Diego, his PhD from Drexel University, and completed postdoctoral studies at UC Irvine and The Salk Institute for Biological Studies. He has been a contributing author to over one hundred and fifty publications in the field of neurosciences. Dr. Rissman’s current area of research is focused on novel biomarker discovery and experimental neuropathology in Alzheimer’s disease and related dementias (ADRD), Parkinson’s disease (PD), and preclinical animal models. The research conducted in his VA SD lab focuses on understanding how central corticotropin-releasing factor (CRF) neuromodulatory pathways interplay with peripheral stress signaling and contribute to neuronal vulnerability and AD neuropathology using in vivo pharmacology in transgenic animal models and human biospecimens.

Sydney Finkelstein MD, Dr. Finkelstein is a board-certified pathologist specializing in gastrointestinal pathology with extensive experience in molecular diagnostics. In addition to board certification in Anatomical Pathology, Dr. Finkelstein is board-certified in Neuropathology having performed his clinical training at the University of Toronto Teaching Hospitals which then was followed by a research fellowship at Hahnemann University, Philadelphia, PA. He directed neuropathology at Hahnemann University and then at Rhode Island hospital, Brown University, with clinical, research and teaching responsibilities in both institutional clinical neuroscience programs. He is the Adjunct Professor of Pathology, Drexel University on the faculty of Allegheny General Hospital, Pittsburgh, PA and is currently CSO of Interpace Biosciences. Dr. Finkelstein serves as our CLIA Medical Director.

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Mikhail Denissenko, MD, PhD, Director, Program Management Hologic, Inc. Mikhail Denissenko has over 20 years of experience in Diagnostics and Drug Discovery. He is currently serving as Director of Program Management at the Diagnostics Solutions division of Hologic, a medical technology company primarily focused on improving women’s health through early detection and treatment. At Hologic, Dr. Denisenko oversees a portfolio of new product development projects encompassing molecular diagnostics of infectious diseases and cancer, including instrumentation. Previously, Dr. Denissenko led New Product Portfolio Management at Prometheus Labs, a Nestlé Health Science Company that employed both Dx and Rx approaches to improve human condition in gastrointestinal and liver diseases. Prior to Prometheus, Dr. Denissenko was a head of strategic innovation, technology assessment, and product development for Molecular and Cellular Essentials business platform at Thermo Fisher Scientific; was on Drug Discovery management team in the Pharmaceuticals division at Sequenom; and led an R&D group involved in the development and production of commercial bioreagents at BD Biosciences. During his career in the life sciences industry, Dr. Denissenko had advanced Product Lifecycle Management beyond being a mere toolset and established it as a key business approach, thus facilitating innovation and driving product development. Dr. Denissenko is also a founder of two biotech startup companies and an author of over 40 peer-reviewed publications, including a seminal Science paper (>1,960 citations), and several book chapters.

Kevin Krenitsky, MD From 2015-2016, Kevin Krenitsky served as President of OpGen (NASDAQ:OPGN) and oversaw the rollout of the company’s Acuitas® MDRO family of Gene Tests and the development of Acuitas Lighthouse™ MDRO Management System. Dr. Krenitsky has more than 15 years of experience leading and managing global diagnostic and biotechnology operations, including as Chief Commercial Officer & SVP of International Strategy and previously Chief Operating Officer of Foundation Medicine (NASDAQ: FMI). Prior to Foundation Medicine, he served as President of Enzo Clinical Labs, a wholly owned subsidiary of Enzo Biochem (NYSE:ENZ), where he instituted a comprehensive strategic and operational plan that led to the launch of numerous FDA-approved esoteric tests, as well as several new laboratory developed tests. Dr. Krenitsky served as Chief Executive Officer at both BioServe Biotechnologies, a global biotechnology company specializing in processing genetic diagnostic tests, and Parkway Clinical Laboratories, a clinical diagnostic lab providing comprehensive routine and esoteric testing. He also held various senior-level positions within Genomics Collaborative, Inc. (a SeraCare Life Sciences Company), a full-scale clinical and genomics research company, and is a former Board member of the New York State Clinical Lab Association and BioServe. Dr. Krenitsky received a B.S. in business management from the University of Scranton and an M.D. from Jefferson Medical College (now the Sidney Kimmel Medical College) in Philadelphia.

Code of Ethics

Our board of directors has not adopted a code of ethics due to the fact that we presently only have one director and we are in the development stage of our operations. We anticipate that we will adopt a code of ethics following the closing of the Offering.

Compliance with Section 16(a) of the Exchange Act

Our common stock is not registered pursuant to Section 12 of the Exchange Act. Accordingly, our officers, directors, and principal stockholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

Board Committees

We currently do not have nominating, audit, compensation committees or committees performing similar functions nor do we have written nominating, compensation or audit committee charters. Currently the functions of such committees are being performed by our board of directors. On condition of and upon the consummation of the Offering, our board of directors will establish an Audit Committee, adopt an Audit Committee Charter and appoint a chairperson to such committee.

Our board of directors intends to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, our board of directors is expected to appoint a nominating committee and compensation committee, and to adopt charters relative to each such committee. Since we are not required to comply with any exchange listing standards, until further determination by our board of directors or until such time as we attempt to list our stock on an exchange, the full board of directors will undertake the duties of the compensation committee and nominating committee.

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EXECUTIVE COMPENSATION

As an “emerging growth company” as defined in the JOBS Act and a smaller reporting company we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officer during the years ended May 31, 2023 and 2022 in all capacities for the accounts of our executive, including the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Scientific Officer (CSO):

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alidad Mireskandari	2023	$215,000	-	-		$1,359,160	(1)	-	-	-	$1,574,160
CEO	2022	$89,585	-	$652,080	(2)			-	-	-	$741,665

Fred Knechtel	2023	$-	-	-		$863,800	(3)	-	-	-	$863,800	(3)
CFO(3)	2022	$-	-		(3)	-		-	-	-		(3)

Samuil Umansky	2023	-	-	-		-		-	-	-	-
CSO	2022	-	-	-		-		-	-	-	-

1.	Represents the value of 220,000 options issued to Mr. Mireskandari in 2023.
2.	Represents the value of 88,000 restricted stock awards granted to Mr. Mireskandari in 2022. Mr. Mireskandari has an additional 8,000 options, which he received prior to 2022 for previous consulting work he did for the Company.
3.	Mr. Knechtel’s original consulting agreement, which commenced in August 2022, awarded him 140,000 options with an exercise price of $7.01 per share and 44,000 RSUs. However, the Company and Mr. Knechtel amended the agreement in October 2023, with such amendment to be effective as of August 2023, such that all previous grants were cancelled and he shall instead receive an aggregate of 153,000 options at an exercise price of $.01 per share, with a specified vesting schedule, all as further described elsewhere in this Registration Statement. The value shown represents the value of 48,000 options that have vested as of the date hereof.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation over $1 million paid to its chief executive officer and its four other most highly compensated executive officers. However, if certain performance-based requirements are met, qualifying compensation will not be subject to this deduction limit. Although the limitations of Section 162(m) were not much concern to us prior to the Share Exchange, as we were a holding company, we intend to consider the requirements of Section 162(m) in developing our compensation policies now that we are an operating company.

Role of Executive Officers in Executive Compensation

During our most recently completed year, we did not have a compensation committee or another committee of our board of directors performing equivalent functions. Instead, the board of directors performed the function of a compensation committee and our board of directors will continue to serve in such role.

Executive Employment Contracts

We currently have an employment contract in place for Alidad Mireskandari as our CEO and a consulting agreement in place for Fred Knechtel as our CFO.

Pursuant to Dr. Mireskandari’s contract, he will receive a base salary of $215,000 per annum, which will increase to $320,000 upon the occurrence of certain events, as set forth in the agreement. Upon signing the agreement, Dr. Mireskandari received 88,000 restricted stock units and 220,000 options, at an exercise price equal to $7.01 per share, with a vesting schedule as set forth in his agreement. Subject to the Board’s approval in the end of each fiscal year, Dr. Mireskandari is also entitled to receive an annual bonus in such amounts up to 40% of Base Salary; he shall also receive a $50,000 bonus upon closing of at least $6million pursuant to this Offering. The agreement provides for certain payments to Dr. Mireskandari upon his termination, depending on whether it was voluntary or involuntary and depending on whether it was for cause or not. The initial term of Dr. Mireskandari’s employment is for a period of two years, commencing in July 2022, which shall automatically extend for additional one year periods, unless either party provides at least 30 days prior written that it does not want to so extend the agreement.

On August 22, 2022, we entered into a Consulting Agreement with Mr. Knechtel, pursuant to which Mr. Knechtel agreed to act as our CFO. We also entered into that certain amendment to Mr. Knechtel’s consulting agreement, dated as of August 31, 2023, pursuant to which Mr. Knechtel’s compensation was revised. As per the amendment, Mr. Knechtel shall receive 153,000 options with a specified vesting schedule and an exercise price equal to $0.01 per share. Upon termination for “Cause”, as defined in the amendment, Mr. Knechtel shall only be entitled to options that have vested. Additionally, if we raise at least $1,000,000, Mr. Knechtel shall receive $5,000 per month commencing on September 1, 2023 though the termination of the consulting agreement. As per the amendment, the consulting agreement shall terminate on December 31, 2023, unless previously terminated by either party with 15-day written notice.

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Potential Payments upon Termination

Our employment agreement with Dr. Mireskandari and Mr. Knechtel provide for various payments and benefits upon termination of their employment. We do not have any other policies, agreements or arrangements regarding potential payments upon termination of other employment.

2014 Stock Option Plan

On October 1, 2014, our Board of Directors approved and adopted the 2014 Stock Option Plan (the “2014 Plan”). Below is a summary of the principal provisions of the Plan which does not purport to be complete. Reference is made to the full text of the Plan, which is filed herewith as Exhibit 4.2.

The Plan provides for the grant of stock options to our employees, officers, directors and consultants, and is administered by the Board of Directors, provided that the Board may delegate such administration to a committee consisting of no fewer than two independent members of the Board of Directors. The Plan provides for a total of 600,000 shares of common stock to be reserved for issuance. Proportionate adjustments will be made to the number of shares of common stock subject to the Plan in the event of any change in our capitalization affecting our common stock, such as a stock split, reverse stock split, recapitalization, or combination of the authorized, issued and outstanding shares of common stock. Shares of common stock subject to option grants that are terminated or forfeited will again be available for issuance under the Plan. As of the date of this filing, there are 132,546 options or other grants outstanding under the Plan.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes outstanding unexercised options, unvested stocks and equity incentive plan awards held by each of our named executive officers, as of May 31, 2023:

Outstanding Equity Awards at May 31, 2023

Stock Options						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexcersisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Prices ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Share or Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Usernamed Shares, Units or Other Rights That Have Not Been Issued (#)	Equity Incentive Plan Awards: Markey or Payout Value of Unearned Shares, Units or Other Rights That Have Not Been Issued ($)
Samuil Umansky	0	0	0

Alidad Mireskandari	54,750	173,250	228,000	7.01	June 14, 2027	88,000	543,840	0	0

Fred Knechtel	38,250	101,750	140,000	7.01	August 31, 2007	44,000	271,920	0	0

1 Based on the weighted average grant-date fair value of $6.18 for year ended May 31, 2023.

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Compensation of Directors

As of the day of this filing, Dr. Sheinerman is our sole director. We currently do not have policy to pay our director for serving on our board or fees for attending scheduled and special meetings of our board of directors. Following consummation of the Offering, we may remit certain cash compensation and certain stock options to purchase shares of our common stock to our directors; we may also adopt a policy of paying independent directors a fee for their attendance at board and committee meetings and reimbursing each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

Since at this time we do not have a compensation committee, the function of considering and deciding compensation of directors are currently being performed by our board of directors. In the future, we may establish a compensation committee which shall be responsible for setting executive compensation, for making recommendations to the full Board concerning director compensation and for general oversight of the compensation and benefit programs for other employees.

Limitation on Liability and Indemnification Matters

No director or officer of the corporation past, present or future, shall be personally liable to the corporation or any of its shareholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the liability of a director for acts or omissions which involve intentional misconduct, fraud or knowing violation of law and for the payment of dividends in violation of Section 78.300 of the Delaware Revised Statutes is not so eliminated. The corporation shall advance or reimburse reasonable expenses incurred by this individual without regard to the limitations in Delaware Revised Statute 78.7502, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation.

Our bylaws provide for the indemnification of our directors and officers, as to those liabilities and on those terms and conditions as appropriate.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock. The information below indicates:

●	each person who is known by us to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;
●	each of our directors, executive officers and nominees to become directors; and
●	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 4,440,891 shares of common stock outstanding and 0 shares of Preferred Stock outstanding as of October 13, 2023. See “Description of Securities.” The column entitled “Total Voting Percent”, representing the total voting power that a shareholder possesses based on 4,440,891 shares of common stock outstanding.

Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of common stock, over which he or she has or shares, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days after October 13, 2023. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Name & Address	Number of Shares of Common Stock		Percent Owned of Common Stock	Total Voting Percent
Alidad Mireskandari*	53,625	[1]	1.19%	0.00%
Fred Knechtel*	-		-	0.00%
Kira S. Sheinerman*	2,214,265		49.27%	49.87%
Samuil Umansky*	2,000,000		44.50%	45.04%
All executive officers and directors as a group (4 persons)	4,267,890		94.96%	94.90%

* The address for the officers and directors is 11 Deer Park Drive, Suite 102G, Monmouth Junction, NJ 08852.

1 Represents Mr. Mireskandari’s option to purchase common stock that can be vested and exercised within the next 60 days.

63

ABOUT THE OFFERING

[terms of the offering are to be determined.]

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock that you pay and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of May 31, 2023 was $[  ] million, or $[  ] per share of common stock. Our pro forma net tangible book value per share represents total assets reduced by goodwill and other intangible assets and total liabilities, and divided by the number of shares of common stock outstanding immediately prior to the closing of this offering.

Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares from us in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. As of May 31, 2023, after giving effect to our sale of [  ] shares of common stock in this offering at an assumed initial offering price of $[  ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and after deducting estimated offering expenses that we must pay, our pro forma as adjusted net tangible book value would have been $[  ] million, or $[  ] per share. This represents an immediate increase in pro forma net tangible book value of $[  ] per share to existing stockholders, and an immediate dilution in pro forma net tangible book value of $[  ] per share to new investors purchasing shares in this offering. The table below illustrates this per share dilution as of May 31, 2023.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of May 31, 2023	$
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering

Dilution of pro forma net tangible book value per share to new investors		$

64

Each $1.00 increase (decrease) in the assumed public offering price of $[  ] per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $[  ], and the dilution to new investors by $[  ] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated offering expenses that we must pay.

The following table sets forth, on a pro forma as adjusted basis as of May 31, 2023, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by new investors, at an assumed initial public offering price of $[  ] per share, before deducting the estimated offering expenses that we must pay.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE
	NUMBER	PERCENT		AMOUNT	PERCENT		PER SHARE
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

PLAN OF DISTRIBUTION

This is a self-underwritten offering. This Prospectus is part of a Prospectus that permits our officer and director to sell the Shares directly to the public, with no commission or other remuneration payable to her for any Shares she sells. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. After the effective date of this prospectus, the officers and directors, intend to advertise through personal contacts, telephone, and hold investment meetings. We do not intend to use any mass-advertising methods such as the Internet or print media. Our offices and directors will also distribute the prospectus to potential investors at meetings, to business associates and to friends and relatives who are interested in the Company as a possible investment. In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Exchange Act.

None of our officers or directors will register as a broker-dealer pursuant to Section 15 of the Exchange Act, in reliance upon Rule 3a4-1, which sets forth the conditions under which a person associated with an Issuer, may participate in the offering of the Company’s securities and not be deemed to be a broker-dealer.

a.	Our officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39)of the Act, at the time of his/her participation; and

b.	Our officers and directors will not be compensated in connection with his/her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.	Our officers and directors are not, nor will he/she be at the time of his/her participation in the offering, an associated person of a broker-dealer; and

d.	Our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he/she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) (a) (4) (iii).

Our officer, director, control person and affiliates of same may participate in this offering.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any transaction during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor have we entered into transaction with any member of the immediate families of the foregoing person (including spouse, parents, children, siblings, and in-laws) or is any such transaction proposed, except as follows:

On March 15, 2023, we issued 2 convertible promissory notes to Samuil R. Umasnsky and Kira Sheinerman in the approximate amount of $86,826 and $405,189, respectively. Both notes carry an interest of 4% per annum and are due on December 31, 2026. These notes can be converted into the securities the Company issues in the next equity financing the Company conducts following issuance of the notes and at the lowest price paid for such securities in such financing. On October 10, 2023, we amended and restated Kira Sheinerman’s note, pursuant to which she loaned the Company an additional $100,000, increasing the total convertible note value of both notes to $601,119.

On March 30, 2023, we entered into an insider stock purchase agreement with Kira Sheinerman, pursuant to which we issued her 14,265 shares of our common stock for $100,000.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officers, directors and significant shareholders. However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE MKT LLC (formerly the American Stock Exchange). The board of directors also will consult with counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members. The NYSE MKT LLC listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the Company that would interfere with the director’s exercise of independent judgment.

Currently we do not satisfy the “independent director” requirements of the NYSE MKT LLC, which requires that a majority of a company’s directors be independent. Our board of directors intends to appoint additional members, each of whom will satisfy such independence requirements.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share, of which 4,440,891 are currently issued and outstanding.

Each outstanding share of common stock entitles the holder thereof to one vote per share on matters submitted to a vote of shareholders. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend. Should we decide in the future to pay dividends, it will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant. Each share shall be entitled to the same dividend. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

66

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, but we do not currently have any shares of preferred stock issued or outstanding.

Our certificate of incorporation gives our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Dividends

We have never declared or paid dividends on our common stock. We intend to retain earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.

Transfer Agent

The transfer agent for our common stock is [name, address, phone and fax]

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Hunter Taubman Fischer & Li, 950 Third Avenue, 19th Floor, New York, NY 10022. This draft does not contain an opinion letter from counsel since the same is not required in this draft, confidential submission.

EXPERTS

The audited consolidated financial statements of DiamiR Biosciences Corp. as of May 31, 2023 and 2022 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes appearing in this registration statement, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph relating to substantial doubt about the ability of DiamiR Biosciences Corp to continue as going concern, as described in Note 2 to the financial statements, appearing elsewhere in this registration statement, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

67

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

AVAILABLE INFORMATION

We will file with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement to be filed, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document will be filed as an exhibit to the registration statement, please see the copy of the contract or document that will be filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Copies of such materials can also be obtained from the Public Reference Room of the SEC at J100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports and other information regarding registrants that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

As a result of this Offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We also maintain a website at http://www.diamirbio.com. Upon completion of this Offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

[remainder of page intentionally left blank]

68

DiamiR Biosciences Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

DiamiR Biosciences Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DiamiR Biosciences Corp. (the “Company”) as of May 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended May 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2023.

New York, NY

October 13, 2023

F-1

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED BALANCE SHEETS

	May 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$180,468	$287,813
Accounts receivable	-	12,258
Prepaid expenses and other current assets	30,805	11,876
Total current assets	211,273	311,947

Property and equipment, net	59,631	79,682
Right of use asset, net	53,069	57,700
Intangible assets	197,761	197,761

Total assets	$521,734	$647,090

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$39,651	$89,668
Lease liability, current	35,367	34,987
Total current liabilities	75,018	124,655

Convertible notes payable to founder	400,646	437,031
Convertible note payable to grantor	-	557,426
Lease liability, noncurrent	19,732	22,328
Income taxes payable	46,572	-
Total liabilities	541,968	1,141,440

Commitments and contingencies (Note 9)

Stockholders’ deficit
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued or outstanding
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,440,891 and 4,324,820 issued and outstanding at May 31, 2023 and 2022, respectively	4,441	4,325
Additional paid in capital	4,440,256	2,647,825
Accumulated deficit	(4,464,931)	(3,146,500)
Total stockholders’ deficit	(20,234)	(494,350)
Total liabilities and stockholders’ deficit	$521,734	$647,090

See accompanying notes to consolidated financial statements

F-2

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended May 31,
	2023	2022
Grant revenue	$1,128,002	$1,271,966
Other revenue	-	168,900
Total revenue	1,128,002	1,440,866

Operating costs and expenses
Research and development	1,336,498	1,110,016
Patent costs	26,560	45,377
General and administrative	922,628	440,746
Total operating costs and expenses	2,285,686	1,596,139
Loss from operations	(1,157,684)	(155,273)

Other expense
Interest expense	114,175	165,957
Total other expense	114,175	165,957

Net loss before income taxes	(1,271,859)	(321,230)
Income taxes	46,572	-
Net loss	$(1,318,431)	$(321,230)

Net loss per common share, basic and diluted	$(0.30)	$(0.07)

Weighted average number of common shares outstanding
Basic and diluted	4,331,439	4,324,820

See accompanying notes to consolidated financial statements

F-3

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

			Additional		Total
	Common Stock		Paid	Accumulated	Stockholders’
	Shares	Amount	in Capital	Deficit	Deficit
Balance as of May 31, 2021	4,324,820	$4,325	$2,410,492	$(2,825,270)	$(410,453)
Stock compensation expense			127,245		127,245
Contributed services			110,088		110,088
Net loss				(321,230)	(321,230)
Balance as of May 31, 2022	4,324,820	4,325	2,647,825	(3,146,500)	(494,350)
Stock compensation expense			966,214		966,214
Contributed services			18,348		18,348
Discount on note payable to founder			101,221		101,221
Sale of common stock to founder	14,265	14	99,986		100,000
Conversion of note payable	101,806	102	606,662		606,764
Net loss				(1,318,431)	(1,318,431)
Balance as of May 31, 2023	4,440,891	$4,441	$4,440,256	$(4,464,931)	$(20,234)

See accompanying notes to consolidated financial statements

F-4

DIAMIR BIOSCIENCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended May 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(1,318,431)	$(321,230)
Reconciliation of net loss to net cash (used in) provided by operating activities:
Depreciation expense	20,051	21,099
Stock compensation	966,214	127,245
Contributed services	18,348	110,088
Noncash lease expense	4,631	(1,065)
Operating lease liabilities	(2,216)	61
Amortization of note discount	69,644	102,660
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	12,258	33,646
Prepaid expenses	(18,929)	(6,932)
Accounts payable and accrued expenses	(50,017)	(7,141)
Accrued interest	44,530	63,130
Income taxes payable	46,572	-
Net cash (used in) provided by operating activities	(207,345)	121,561

Cash flows from investing activities:
Purchases of fixed assets	-	(1,048)
Net cash used in investing activities	-	(1,048)

Cash flows from financing activities:
Proceeds from sale of common stock to founder	100,000	-
Net cash provided by financing activities	100,000	-

Net (decrease) increase in cash	(107,345)	120,513

Cash and cash equivalents at beginning of the year	287,813	167,300
Cash and cash equivalents at end of the year	$180,468	$287,813

Non-cash investing and financing activities:
Common stock issued upon conversion of note payable	$606,764	$-
Discount on note payable to founder	$101,221	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to consolidated financial statements

F-5

DIAMIR BIOSCIENCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

DiamiR Biosciences Corp. (“DiamiR” or the “Company”) is a molecular diagnostic company focused on developing noninvasive tests for early detection and monitoring of Mild Cognitive Impairment, Alzheimer’s, Parkinson’s, other neurodegenerative diseases, and cancer. The proprietary technology developed at the Company is based on quantitative analysis of circulating organ-enriched microRNAs in plasma. Short-term objectives of the Company include the development of Lab-Developed tests (LDTs) under CLIA guidelines based on the identified miRNA signatures. The tests will be used for screening, patient stratification, as well as disease and treatment monitoring.

The Company was incorporated in Delaware on June 16, 2014 and primarily operates through its wholly-owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. In October 2014, the Company entered into a Share Exchange Agreement with DiamiR, LLC, pursuant to which the Company acquired 100% of the issued and outstanding units of DiamiR, LLC in exchange for 4,282,000 shares (100%) of the Company’s common stock (the “Share Exchange”), and DiamiR, LLC became a wholly-owned subsidiary of the Company. The Share Exchange was recognized as a combination of entities under common control as both DiamiR, LLC and the Company have been controlled before and after the transaction by the same shareholders.

The Company’s patent portfolio includes United States patents, issued between 2014 and 2021 and set to expire between 2030 and 2037, and certain foreign counterparts, in seven patent families.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

The Company currently operates in one business segment focusing on the development and commercialization of methods for the early detection and monitoring of neurodegenerative diseases. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of business or separate business entities.

Going Concern

The Company has a limited operating history and has incurred a net loss of $1,318,431 and $321,230 for the years ended May 31, 2023 and 2022, respectively, and had net cash used in operating activities of $207,345 for the year ended May 31, 2023.

Since the inception of the Company in December 2009, the operations of the Company have been funded primarily through capital contributions of the founders of the Company as well as grant funding, primarily received through the U.S. Department of Treasury and the National Institutes of Health (“NIH”). Management believes this capital is insufficient to fund the Company’s operations for the next twelve months. Management does not anticipate that the Company’s existing working capital alone will be sufficient to fund its operations through the successful development and commercialization of products. As a result, the Company will need to raise additional capital to fund its operations and continue to conduct activities to support its product development and commercialization activities. Management may raise additional funds by way of a public or private offering or may be awarded additional grants.

Management cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, the Company’s shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. If the Company is not able to raise additional capital when required or on acceptable terms, the Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Company would otherwise seek to develop or commercialize.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within twelve months after the date these consolidated financial statements are available to be issued. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-6

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DiamiR Biosciences Corp. and its wholly-owned subsidiary, DiamiR, LLC (collectively referred to as the “Company”). There are no material intercompany transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Related Parties

Parties are considered related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged. See note 7, Convertible Notes Payable - Founders.

Research and Development Expenses

The Company expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical study costs, contracted services, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.

Equipment

Equipment is carried at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Accounting for Income Taxes

As a result of the Share Exchange, the Company’s results of operations will be taxed as a C Corporation beginning on October 1, 2014. Prior to the Share Exchange, the Company’s operations were taxed as a limited liability company, whereby the Company elected to be taxed as a partnership and the income or loss was required to be reported by each respective member on their separate income tax returns. Therefore, no provision for income taxes has been provided in the accompanying consolidated financial statements for periods prior to October 1, 2014.

F-7

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of May 31, 2023 and 2022, the recorded values of cash, accounts receivable, accounts payable and accrued expenses, and convertible note payable to founder approximate the fair values due to the short-term nature of the instruments. See note 7, Convertible Notes Payable – Founder.

The Company determines the fair value of financial and non-financial assets using the highest level inputs available in the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible for identical assets or liabilities;

Level 2: Inputs include quoted prices for similar assets and liabilities in active or inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are supported by little or no market activity.

Since inception, the Company has made certain fair value estimates that are not recurring, generally related to share values and expected volatility, compensation expense and interest expense. Such estimates involve managements review of available information of comparable companies and are therefore, generally nonobservable Level 3 inputs.

Concentrations of Credit Risk

Cash, cash equivalents and accounts receivable potentially subject the Company to concentration of credit risk. Cash and cash equivalents are held at U.S. FDIC-insured financial institutions and the amounts on deposit are often below the FDIC insured limits of up to $250,000 per financial institution.

Intangible Assets

The Company records acquired intangible assets based on fair value on the date of acquisition. Finite-lived intangible assets are recorded at cost and amortized on a straight-line basis over the estimated lives of the assets. Indefinite-lived intangible assets are not subject to amortization.

Impairment of Long-lived Assets

The Company assesses impairment of asset groups, including intangible assets, when events or changes in circumstances indicate that their carrying amount may not be recoverable. Long-lived assets consist of property and equipment, net, right of use assets and other intangible assets, net. Circumstances which could trigger a review include, but are not limited to: (i) changes in Company plans; (ii) competition; (iii) significant adverse changes in the business climate or legal or regulatory factors; (iv) or, expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. If the estimated future undiscounted cash flows, excluding interest charges, from the use of an asset are less than its carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

F-8

Patent Costs

The Company has no experience or historical data to support a probable future economic benefit for the arising patent application, filing and prosecution costs. Therefore, patent costs were expensed as incurred. Should the Company experience a legal cost to defend the patent in the future, that cost would be capitalized only when it is part of the cost of retaining and obtaining the future economic benefit of the patent. Costs related to an unsuccessful outcome would be expensed.

Revenue

The Company’s primary source of revenue is grant revenue from non-customers. The Company applies the provisions of ASC Topic 958, Not-For-Profit Entities, applicable to contributions received and recognizes grant revenue as qualified expenses are incurred. In the years ended May 31, 2023 and 2022, all grant revenue was received from the National Institutes of Health.

In the year ended May 31, 2022, the Company’s other revenue consists of fees for transitional services provided to the seller of lab facilities purchased by the Company. The seller was not a customer. The Company recognized other revenue as required testing of analytical samples was completed.

Accounting for Derivative Financial Instruments

The Company evaluates stock options, stock warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity (“ASC Topic 815-40”) and ASC Topic 470, Debt. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company has no financial instruments meeting the criteria for derivative accounting as of May 31, 2023 and 2022.

Stock Based Compensation

The Company accounts for share-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments including share options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model to estimate the fair value of options granted that are expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures as they occur.

Leases

The Company accounts for its operating leases under ASC 842, Leases. Accordingly, the Company determines whether a contract is, or contains, a lease at inception. Right-of-use assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at lease commencement based upon the estimated present value of unpaid lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at lease commencement in determining the present value of unpaid lease payments.

F-9

Convertible Notes Payable

Debt issuance costs and discounts (premiums) related to notes payable are reported as direct deductions (increases) to the outstanding debt and amortized over the term of the debt using the effective interest method as an addition (reduction) to interest expense.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)— “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by removing major separation models currently required. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The standard also simplifies the diluted net income per share calculation in certain areas. The amendments in this update were effective for public entities that are smaller reporting companies, as defined by the Securities and Exchange Commission (“SEC”), for the fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted the pronouncement early on a fully retrospective basis and has not recognized calculated beneficial conversion features in its notes payable.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company believes might have a material impact on its financial position or results of operations.

NOTE 4 – INTANGIBLE ASSETS

In the Company’s fiscal year ended May 31, 2021, pursuant to an asset purchase agreement, the Company acquired certain laboratory assets, facilities and operations from a provider of molecular diagnostic tests, including the laboratory’s CLIA certification and its state operating licenses. The Company allocated $197,761 to the certification and licenses, which it considers indefinite-lived intangible assets,

F-10

NOTE 5 –PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	Estimated Life	May 31, 2023	May 31, 2022
Laboratory equipment	5 years	$88,388	$88,388
Furniture	7 years	11,780	11,780
Computer equipment	3 years	3,898	3,898
Total property and equipment		104,066	104,066
Accumulated depreciation		(44,435)	(24,384)
Property and equipment, net		$59,631	$79,682

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	May 31, 2023	May 31, 2022
Outside services and other	$24,904	$72,557
Employee compensation	14,747	17,111
Total	$39,651	$89,668

NOTE 7 – CONVERTIBLE NOTES PAYABLE

Founders

In 2014, the Company issued convertible notes (“Notes”) to two of the Company’s founders under which the Company borrowed an aggregate of $350,000 on one Note and $75,000 on the second Note through July 2019. In July 2019, the Notes were amended and the due dates were extended to December 31, 2022. In March 2023, the maturity dates of the Notes were extended to December 31, 2026. No payments of principal or interest are required prior to maturity. The Notes call for interest at 4% per annum, compounded monthly and are convertible, at the option of the holder, upon the Company’s next equity financing involving the Company’s sale of its equity securities to third party investors. Upon any conversion, all unpaid principal and accrued unpaid interest on the Notes will be exchanged for the Company’s securities at the lowest per unit price for securities sold to third parties in the next equity financing.

In addition, the Notes are due upon demand at the option of the holder when there is a liquidation event, which shall include:

(i)	The closing of the sale, lease, transfer or other disposition of all or substantially all of the assets of Company or the grant of any exclusive license to any material portion of the Company’s intellectual property;
(ii)	The consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold, directly or indirectly, at least fifty percent (50%) of the voting power of the capital stock of the Company or the surviving or acquiring entity);
(iii)	The closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock of the Company (or the surviving or acquiring entity);
(iv)	An initial public offering of securities by Company or one of its subsidiaries; or
(v)	A liquidation, dissolution or winding up of the Company.

The Company estimates that the nominal interest rate on the Notes is less than rates that may be obtained from third parties. The Company has recorded discounts on the Notes, calculated at an estimated effective rate of 10%, as an addition to paid-in capital. Unamortized discounts presented as a deduction from the face amount of the Notes amounted to $95,481 and $63,904 as of May 31, 2023 and 2022, respectively.

F-11

Grantor

In November 2019, the Company issued a convertible note (“ADDF Note”) to the Alzheimer’s Drug Discover Foundation (“ADDF”) under which the Company borrowed $246,000 in November 2019 and $246,000 in June 2020 with principal and interest due and payable on November 11, 2022. The ADDF Note provided for interest at 8% per annum, compounded monthly and was convertible, at the option of the holder upon maturity, upon a qualified equity or debt financing of at least $2,000,000, as defined, or at maturity provided the Company’s business plan meets certain conditions. The ADDF Note, together with accrued interest, was subsequently converted in accordance with its terms in May 2023 into 101,806 shares of common stock.

Concurrent with the issuance of the ADDF Note, the Company issued warrants to the grantor for 29,336 shares of the Company’s common stock at an exercise price of $5.87 per share. The warrants have a five-year life. The warrants had an estimated fair value at issuance of $125,289, which was recorded as additional paid-in capital and represented a discount on the Note. The discount was amortized on the interest method over the three-year term of the Note at an effective rate of 19%.

Interest expense

Interest expense consists of the following in the years ended May 31:

	2023	2022
Interest on notes	$44,531	$63,297
Amortization of discount	69,644	102,660
Total	$114,175	$165,957

NOTE 8 – LEASES

In April 2021, in connection with the laboratory acquisition described in Note 4, the Company entered into an assignment agreement covering a lease for laboratory space. This lease has a term of one year with a one-year optional renewal and a monthly rent of $3,214.

The lease agreement does not provide an implicit borrowing rate; therefore, an internal incremental borrowing rate is determined based on information available at lease commencement date for purposes of determining the present value of lease payments. In determining this rate, which is used to determine the present value of future lease payments, we have estimated the rate of interest we would pay on a collateralized basis, with similar payment terms as the lease and in a similar economic environment with reference to comparable lessee companies. Total lease costs were $50,976 and $43,329 in the years ended May 31, 2023 and 2022, respectively.

Supplemental cash flow information and non-cash activity related to leases include the following in the years ended May 31:

	2023	2022
Cash paid on operating lease liabilities	$34,025	$38,811
Right of use assets acquired under operating leases	$38,641	$35,054

F-12

Lease terms and assumed discount rates are as follows:

	May 31, 2023	May 31, 2022
Average lease term	1.6 years	1.6 years
Discount rate	10%	10%

Minimum lease payments under leases with terms greater than one year are as follows:

Year	Amount
2024	$40,827
2025	24,227
Total	65,054
Less imputed interest	(9,955)
Lease liability	$55,099

The Company also leases office space for its headquarters in New Jersey at a monthly rent of $449.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which it might involve in the future are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE 10 – STOCKHOLDERS’ EQUITY

The Company was capitalized by its two founders with a cash contribution by one of its founders of $250,000 for 2,200,000 shares of common stock and a non-cash contribution by the other founder for 2,000,000 shares of common stock. The non-cash contribution consisted of all of the founders’ rights, title, and interest in any intellectual property, proprietary property or other property of a similar nature related to the business to be conducted by the Company involving methods of using small RNA from bodily fluids for diagnosis and monitoring of neurodegenerative diseases.

The founders subsequently made contributions to the Company in the form of uncompensated services and loans bearing interest at interest rates the Company believes to be below market value. The Company recorded expenses of $18,348 and $110,088 for the estimated value of uncompensated services in the years ended May 31, 2023 and 2022, respectively, as additional paid-in capital. The Company recorded a discount on founder notes payable of $101,221 in the year ended May 31, 2023 as additional paid-in capital.

In March 2023, the Company sold 14,265 shares of common stock to one of its founders for $100,000.

Stock Option Plan

The Company maintains a stock option plan, under which 600,000 shares are available for issuance of stock-based awards under terms established by the board of directors.

Through May 31, 2023, awards under the plan generally consisted of options with exercise prices equal to fair market value, vesting and service conditions of 18 months to three years without market or performance conditions and ten-year lives. Options granted in the year ended May 31, 2023 for an aggregate of 246,000 shares are subject to vesting conditions related to research and financing milestones.

F-13

The following is an analysis of the stock option activity under the Plan:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding May 31, 2021	169,200	$3.94
Granted	25,500	7.01
Exercised	-	-
Expired or forfeited	(5,250)	7.01
Outstanding May 31, 2022	189,450	$4.16
Granted	372,000	7.01
Exercised	-	-
Expired or forfeited	(4,000)	7.01
Outstanding May 31, 2023	557,450	$6.04	7.7 years
Exercisable May 31, 2023	217,700	$4.53	5.4 years

The weighted average grant-date fair value of stock options granted during the years ended May 31, 2023 and 2022 was $6.18 and $5.83, respectively, based on the following weighted average assumptions:

	2023	2022
Expected term in years	10	10
Expected volatility	81%	84%
Risk-free interest rate	3.1%	1.8%
Expected dividend yield	0%	0%

The estimated intrinsic value of outstanding and exercisable options is estimated to be $540,336 as of May 31, 2023. No stock options have been exercised through May 31, 2023.

In the year ended May 31, 2023, stock based compensation expense amounted to $966,214, of which $435,187 is included in research and development expenses and $531,027 is included in general and administrative expenses. In the year ended May 31, 2022, stock based compensation expense amounted to $127,245, which is included in research and development expenses. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is considered probable was $316,505, which is expected to be recognized over a remaining weighted-average performance period of 0.5 years. As of May 31, 2023, unrecognized stock-based compensation expense related to options for which vesting is not considered probable was $1,174,903.

In the year ended May 31, 2023, the Company issued 132,000 restricted stock units, which vest upon a change in control or public listing of the Company’s common stock. Vesting of the units is not considered probable and no compensation expense has been recognized in the year ended May 31, 2023. The grant-date fair value and unrecognized compensation expense as of May 31, 2023 related to the restricted stock units amounts to $978,120.

F-14

Warrants

The following is an analysis of warrant activity (See Note 7):

	Number	Exercise Price	Grant Date Fair Value	Remaining Life
Outstanding May 31, 2021	29,336	$5.87	$4.57	3.4 years
Granted	0
Outstanding May 31, 2022	29,336	$5.87	$4.57	2.4 years
Granted	0
Outstanding May 31, 2023	29,336	$5.87	$4.57	1.4 years

NOTE 11 – INCOME TAXES

For the years ended May 31, 2023 and 2022, the provision for income taxes consisted of the following:

	2023	2022
Current:
Federal	$46,572	$-
State	-	-
Total current	46,572	-
Deferred:
Federal		-
State	-	-
Total deferred		-
Total	$46,572	$-

For the years ended May 31, 2023 and 2022, a reconciliation of the Company’s effective tax rate to the statutory U.S. Federal rate is as follows:

	2023	2022
Income taxes at Federal statutory rate	21.0%	21.0%
Discounts and interest on notes	(1.9)%	(10.8)%
Contributed service	(0.3)%	(7.2)%
State taxes	(2.4)%	1.0%
Change in valuation allowance	(20.1)%	(4.0)%
Income tax provision	(3.7)%	0.0%

There was no net current or deferred income tax expense or benefit for the years ended May 31, 2023 and 2022, due to the Company’s net loss and valuation allowance recorded against its deferred tax assets.

	May 31, 2023	May 31, 2022
Deferred tax assets:
Tax benefit of net operating loss carry-forward (NOL)	$187,274	$165,983
FIN48 reduction in NOL	(168,128)	-
Stock compensation	321,755	136,812
Research and development expenses	217,239	-
Other	9,354	4,909
Total deferred tax assets:	567,494	307,704
Deferred tax liabilities	(4,833)	-
Net deferred tax assets:	562,661	307,704
Valuation allowance for deferred tax assets	(562,661)	(307,704)
Deferred tax assets, net of valuation allowance	$-	$-

As of May 31, 2023 and 2022, the Company had federal net operating loss (“NOL”) carryforwards available to reduce future taxable income of approximately $759,000 and $590,000, respectively. As of May 31, 2023 and 2022, the Company had state net operating loss (“NOL”) carryforwards of approximately $392,000 and $590,000, respectively. The federal NOL carryforward has an indefinite expiration period. State loss carryforwards expire between 2035 and 2042.

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operations is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company’s valuation allowance increased by $254,957 and $12,701 in the years ended May 31, 2023 and 2022, respectively.

F-15

Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes a tax benefit from an uncertain tax position when it is more-likely-than-not that it will be sustained upon examination by tax authorities.

Unrecognized tax benefits, May 31, 2021	$-
Gross increases	-
Unrecognized tax benefits, May 31, 2022	-
Gross increases – tax positions in current period	217,239
Unrecognized tax benefits, May 31, 2023	$217,239

The gross increase in unrecognized tax benefits in the year ended May 31, 2023 relates to expected current deductions for certain funded research and development expenses subject to interpretations of applicable tax law, in excess of available net operating carryforwards. Future changes in the unrecognized tax benefits would affect the Company’s effective tax rate. In the absence of changes in related rulings or regulations, the Company does not anticipate any such change over the next 12 months.

The Company’s policy is to recognize interest expense and penalties related to income tax matters in income tax expense. As of May 31, 2023 and 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company and its subsidiary are subject to U.S. federal and state income tax, and in the normal course of business, its income tax returns are subject to examination by the relevant taxing authorities. As of May 31, 2023, the 2017 to 2022 tax years remained subject to examination.

NOTE 12 – LOSS PER SHARE

The following common stock equivalents have been excluded from the calculation of loss per share because their effects would be antidilutive:

	2023	2022
Stock options	557,450	189,450
Restricted stock	132,000	-
Warrants	29,336	29,336

Additional shares are issuable under the Company’s convertible notes, the amount of which is dependent on future events.

NOTE 13 – DEFINED CONTRIBUTION PLAN

The Company maintains a 401K plan for the benefit of its employees. Company contributions amounted to $16,118 and $11,842 in the years ended May 31, 2023 and 2022, respectively.

NOTE 14 – SUBSEQUENT EVENTS

In October 2023, the Company modified the terms of certain of its outstanding stock options representing an aggregate of 153,000 shares. These modifications included a reduction in exercise prices from $7.01 per share to $0.01 per share and the addition of performance and vesting conditions, not currently considered probable of achievement, related to corporate transactions. In addition, the Company terminated outstanding restricted stock units representing 44,000 shares. The Company’s valuation of the modified awards is not yet complete.

F-16

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses we expect to incur in connection with the sale of the shares being registered. All such expenses are estimated except for the SEC and FINRA registration fees.

SEC registration fee	$
FINRA registration fee	$
Printing expenses	$
Fees and expenses of counsel for the Company	$
Fees and expenses of accountants for Company	$
Blue Sky fees and expenses	$
Miscellaneous	$
Total	$

Item 14.	Indemnification of Directors and Officers.

No director or officer of the corporation past, present or future, shall be personally liable to the corporation or any of its shareholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the liability of a director for acts or omissions which involve intentional misconduct, fraud or knowing violation of law and for the payment of dividends in violation of Section 78.300 of the Delaware Revised Statutes is not so eliminated. The corporation shall advance or reimburse reasonable expenses incurred by this individual without regard to the limitations in Delaware Revised Statute 78.7502, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation.

Our bylaws provide for the indemnification of our directors and officers, as to those liabilities and on those terms and conditions as appropriate.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act as amended. Unless stated otherwise; (i) that each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (ii) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions; (iii) the transactions did not involve a public offering; and (iv) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

On April 3, 2023, we entered into an insider stock purchase agreement with Kira Sheinerman, pursuant to which we issued her 14,265 shares of our common stock for $100,000.

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Item 16.	Exhibits

Exhibit No.	Description

2.1	Share Exchange Agreement, dated October 1, 2014

3.1	Articles of Incorporation of DiamiR Biosciences Corp., filed with the Secretary of State of Delaware on June 16, 2014.

3.2	By-laws of DiamiR Biosciences Corp., adopted on October 1, 2014.

4.1	Amended and Restated Future Advance Promissory Note, issued to Kira Sheinerman, as of October 10, 2023

4.2	Future Advance Promissory Note, issued to Samuil Umansky, as of March 15, 2023

4.3	2014 Stock Option Plan, adopted on October 1, 2014.

5.1	Opinion of Hunter Taubman Weiss LLP*

10.1	Form of Employment Agreement, by and between DiamiR Biosciences Corp and Alidad Mireskandari

10.2	Form of Consulting Agreement, by and between DiamiR Biosciences Corp and Fred Knechtel, dated August 22, 2022

10.3	Amendment to Consulting Agreement dated August 31, 2023

10.4	Small Business Innovation Research Program grant dated August 18, 2020+

10.5	Department of Health and Human Services grant dated April 27, 2021+

10.6	Department of Health and Human Services grant dated April 6, 2022+

10.7	Department of Health and Human Services grant dated December 4, 2020+

10.8	National Institute of Health grant dated August 12, 2021+

10.9	Insider Stock Purchase Agreement dated March 30, 2023

23.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm*

23.3	Consent of Hunter Taubman Weiss LLP (included in Exhibit 5.1)*

101.INS	Inline XBRL Instance Document for the year ended May 31, 2023*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Filing Fees Exhibit+

* Not furnished with this confidential submission. To be filed in our Registration Statement.

+ To be filed via amendment.

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Item 17.	Undertakings.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof.

(8) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Monmouth Junction, State of New Jersey, on October 13, 2023.

By:	/s/ Alidad Mireskandari
Alidad Mireskandari
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Alidad Mireskandari	Chief Executive Officer	October 13, 2023
Alidad Mireskandari

/s/ Kira S. Sheinerman		October 13, 2023
Kira S. Sheinerman	Director

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